Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-203445

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 11, 2015)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$400,000,000 2.125% Notes due 2021

Our US$400,000,000 aggregate principal amount of notes due 2021 (the “Notes”) will bear interest at a rate of 2.125% per annum, payable semi-annually in arrears on February 11 and August 11 of each year. The first interest payment on the Notes will be made on August 11, 2016 in respect of the period from (and including) February 11, 2016 to (but excluding) August 11, 2016. The Notes will mature on February 11, 2021.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary.

We will use the net proceeds from the sale of the Notes to extend loans to support projects funded, in whole or in part, by us that promote the transition to low-carbon and climate resilient growth. See “Use of Proceeds.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.745%	US$	398,980,000
Underwriting discounts	0.300%	US$	1,200,000
Proceeds to us, before expenses	99.445%	US$	397,780,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including                 , 2016.

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that such listing will be obtained for the Notes. The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about February 11, 2016.

Joint Bookrunners and Lead Managers

BofA Merrill Lynch Green Structuring Agent	CRÉDIT AGRICOLE CIB

Prospectus Supplement Dated February 2, 2016

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “￦” or “Won” are to the lawful currency of Korea and “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Commencing in 2013, we prepare our financial statements in accordance with International Financial Reporting Standards as adopted in Korea (“Korean IFRS” or “K-IFRS”) and our separate financial information as of December 31, 2014, June 30, 2015 and September 30, 2015 and for the six months ended June 30, 2015 and 2014 and the nine months ended September 30, 2015 and 2014 included in this prospectus supplement has been prepared in accordance with Korean IFRS. References in this prospectus supplement to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated June 11, 2015. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-203445, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$400,000,000 aggregate principal amount of 2.125% notes due February 11, 2021 (the “Notes”).

The Notes will bear interest at a rate of 2.125% per annum, payable semi-annually in arrears on February 11 and August 11 of each year. The first interest payment on the Notes will be made on August 11, 2016 in respect of the period from (and including) February 11, 2016 to (but excluding) August 11, 2016. Interest on the Notes will accrue from February 11, 2016, and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Listing

Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. There can be no assurance that such listing will be obtained for the Notes. The Notes will be traded on the SGX-ST in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies), for so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require. Accordingly, the Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless such additional securities have no more than a de minimis amount of original issue discount or such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 11, 2016, which we expect will be the seventh business day following the date of this prospectus supplement, referred to as “T+7.” You should note that initial trading of the Notes may be affected by the T+7 settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes to extend loans to fund, in whole or in part, projects that promote the transition to low-carbon and climate resilient growth (“Eligible Projects”). Examples of Eligible Projects include projects that, among others:

•	foster renewable energy, such as solar energy, wind energy, bio energy, geothermal heat energy, waste energy, marine energy, fuel cell energy, hydroelectric energy and hydrogen energy;

•	reduce carbon emissions, such as those projects that promote the development and use of low-carbon secondary energy storage facilities;

•	promote energy efficiency, such as those projects that encourage the use of LED lighting, energy savings companies, also known as ESCOs, and energy related information technology; and

•

encourage environmentally-friendly industries and technologies, such as those projects related to waste management, water treatment, environmentally-friendly ships and vehicles and pollution purification facilities.

These examples are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by us during the term of the Notes.

Loans will be extended to Eligible Projects following a comprehensive evaluation process. In selecting and financing Eligible Projects, we will adhere to our internal working procedures, which are based on the Organisation for Economic Co-operation and Development guidelines, and applicable Korean environmental laws and regulations. We will also conduct a financial feasibility assessment of each potential Eligible Project according to our internal commercial standards.

An amount equal to the net proceeds of the issue of the Notes will be credited to a special account that will support our lending for Eligible Projects. So long as the Notes are outstanding and the special account has a positive balance, at the end of every fiscal quarter, funds will be deducted from the special account and added to our general lending pool in an amount equal to all disbursements from that pool made during such quarter in respect of Eligible Projects. In addition, we will publicly make available an annual newsletter, which will contain (1) a list of Eligible Projects financed since the previous annual newsletter (if any), (2) further information on a selection of Eligible Project examples and (3) where practical and according to our then internal regulations and policies, a climate impact assessment conducted by independent consultants under the supervision of our Engineering & Environment Advisory Office in accordance with methods promulgated by the United Nations Framework Convention on Climate Change and other recognized international institutions on those Eligible Projects that reduce carbon emissions.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated June 11, 2015. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with Korean IFRS. Our financial information as of and for the nine months ended September 30, 2015 and 2014 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

As of June 30, 2015, we had ￦66,650 billion of outstanding loans, including ￦35,436 billion of outstanding export credits, ￦23,688 billion of outstanding overseas investment credits and ￦3,894 billion of outstanding import credits, as compared to ￦63,287 billion of outstanding loans, including ￦32,042 billion of outstanding export credits, ￦21,700 billion of outstanding overseas investment credits and ￦4,388 billion of outstanding import credits as of December 31, 2014.

Capitalization

As of September 30, 2015, our authorized capital was ￦15,000 billion and our capitalization was as follows:

	September 30, 2015(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5):
Borrowings in Korean Won	￦	—
Borrowings in Foreign Currencies		5,190
Export-Import Financing Debentures		38,424

Total Long-term Debt	￦	43,614

Capital:
Paid-in Capital(6)	￦	7,878
Retained Earnings		2,084
Legal Reserve		327
Voluntary Reserve		1,679
Unappropriated Retained Earnings		78
Accumulated other comprehensive income		108

Total Capital	￦	10,070

Total Capitalization	￦	53,684

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since September 30, 2015.
(2)	We have translated borrowings in foreign currencies as of September 30, 2015 into Won at the rate of ￦1,194.5 to US$1.00, which was the market average exchange rate as announced by the Seoul Monetary Brokerage Services Ltd., on September 30, 2015.

(3)	As of September 30, 2015, we had contingent liabilities totaling ￦69,363 billion, which consisted of ￦55,993 billion under outstanding guarantees and acceptances and ￦13,370 billion under contingent guarantees and acceptances issued on behalf of our clients.
(4)	As of September 30, 2015, we had entered into 314 interest rate related derivative contracts with a notional amount of ￦23,055 billion and 352 currency related derivative contracts with a notional amount of ￦21,897 billion in accordance with our policy to hedge interest rate and currency risks.
(5)	All of our borrowings, whether domestic or international, are unsecured and unguaranteed.
(6)	In August and September, the Government contributed ￦75 billion in cash and ￦15 billion in cash, respectively, to our capital. As of September 30, 2015, our authorized ordinary share capital was ￦15,000 billion and issued fully-paid ordinary share capital was ￦7,878 billion.

Business

Government Support and Supervision

In December 2015, the Government contributed ￦1,000 billion in the form of shares of common stock of Korea Land & Housing Corporation to our capital. As of December 31, 2015, our paid-in capital was ￦8,878 billion compared to ￦7,878 billion as of September 30, 2015.

Selected Financial Statement Data

Recent Developments

As of September 30, 2015, we had ￦71,143 billion of outstanding loans, including ￦39,066 billion of outstanding export credits, ￦25,883 billion of outstanding overseas investment credits and ￦3,473 billion of outstanding import credits, as compared to ￦66,650 billion of outstanding loans, including ￦35,436 billion of outstanding export credits, ￦23,688 billion of outstanding overseas investment credits and ￦3,894 billion of outstanding import credits as of June 30, 2015.

The following tables present selected separate financial information as of September 30, 2015 and June 30, 2015 and for the nine months ended September 30, 2015 and 2014, which has been derived from our unaudited separate internal management accounts as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 prepared in accordance with Korean IFRS.

	Nine Months Ended September 30,
	2015		2014
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	￦	1,383	￦	1,240
Total Interest Expenses		900		964
Net Interest Income (Expenses)		483		276
Total Revenues		5,572		3,526
Total Expenses		5,453		3,347
Income before Income Taxes		119		179
Income Tax Benefit (Expense)		(40)		(62)
Net Income		78		117

	As of September 30, 2015 (unaudited)		As of June 30, 2015 (unaudited)
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	71,143	￦	66,650
Total Borrowings(2)		66,993		62,088
Total Assets		82,750		76,622
Total Liabilities		72,679		66,679
Total Shareholders’ Equity(3)		10,070		9,943

(1)	Gross amount, which includes bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency and others without adjusting for valuation adjustment of loans in foreign currencies, deferred loan origination fees or allowance for loan losses.
(2)	Includes financial liabilities at fair value through profit or loss, borrowings and debentures.
(3)	Includes unappropriated retained earnings.

For the nine months ended September 30, 2015, we had net income of ￦78 billion compared to net income of ￦117 billion for the nine months ended September 30, 2014.

The principal factors for the decrease in net income for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 included:

•

an increase in provision for possible loan losses to ￦563 billion in the nine months ended September 30, 2015 from ￦329 billion in the corresponding period of 2014, primarily due to an increase in Loan Credits; and

•

an increase in provision for acceptance and guarantee losses to ￦80 billion in the nine months ended September 30, 2015 from ￦20 billion in the corresponding period of 2014, primarily due to an increase in guarantees.

These factors were partially offset by an increase in net interest income to ￦483 billion in the nine months ended September 30, 2015 from ￦276 billion in the corresponding period of 2014, primarily due to an increase in interest income resulting from an increase in Loan Credits and a decrease in interest expense resulting from a decrease in interest rate of debentures.

As of September 30, 2015, our total assets increased by 8% to ￦82,750 billion from ￦76,622 billion as of June 30, 2015, primarily due to a 7% increase in Loan Credits to ￦71,143 billion as of September 30, 2015 from ￦66,650 billion as of June 30, 2015.

As of September 30, 2015, our total liabilities increased by 9% to ￦72,679 billion from ￦66,679 billion as of June 30, 2015. The increase in liabilities was primarily due to a 6% increase in debentures to ￦54,002 billion as of September 30, 2015 from ￦50,889 billion as of June 30, 2015.

The increase in assets and liabilities was primarily due to an increase in the volume of loans and debt, respectively. The depreciation of the Won against the U.S. dollar as of September 30, 2015 compared to June 30, 2015 magnified the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt.

As of September 30, 2015, our total shareholders’ equity increased by 1% to ￦10,070 billion from ￦9,943 billion as of June 30, 2015, primarily due to the Government’s ￦90 billion contribution to our capital in the third quarter of 2015 as well as net income of ￦78 billion for the quarter.

Results of Operations

You should read the following financial statement data together with our separate financial statements and notes included in this prospectus supplement. The following tables present selected separate financial information for the six months ended June 30, 2015 and 2014 and as of June 30, 2015 and December 31, 2014, which has been derived from our unaudited separate K-IFRS financial statements as of and for the six months ended June 30, 2015 and 2014 included in this prospectus supplement:

	Six Months Ended June 30,
	2015		2014
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	￦	888	￦	822
Total Interest Expense		602		645
Net Interest Income (Expenses)		287		177
Operating Income		55		105
Income before Income Tax		60		108
Income Tax Benefit (Expense)		(24)		(31)
Net Income		36		77

	As of June 30, 2015 (unaudited)		As of December 31, 2014
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	66,650	￦	63,287
Total Borrowings(2)		62,088		57,310
Total Assets		76,622		73,074
Total Liabilities		66,679		63,194
Total Shareholders’ Equity(3)		9,943		9,880

(1)	Gross amount, which includes bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency and others without adjusting for valuation adjustment of loans in foreign currencies, deferred loan origination fees or allowance for loan losses.
(2)	Includes debentures.
(3)	Includes unappropriated retained earnings.

For the six months ended June 30, 2015, we had net income of ￦36 billion compared to net income of ￦77 billion for the six months ended June 30, 2014. The principal factors for the decrease in net income for the six months ended June 30, 2015 compared to the six months ended June 30, 2014 included:

•

net loss on hedging derivatives of ￦696 billion in the first half of 2015 compared to net gain of ￦518 billion in the corresponding period of 2014, primarily due to valuation losses from cross currency swap transactions; and

•

net loss from trading derivatives of ￦249 billion in the first half of 2015 compared to net gain of ￦229 billion in the corresponding period of 2014, primarily due to valuation losses from cross currency swap transactions.

The above factors were partially offset by (i) net gain on foreign exchange transaction of ￦922 billion in the first half of 2015 compared to net loss of ￦435 billion in the corresponding period of 2014, primarily due to the depreciation of the Won against foreign currencies in the first half of 2015 and (ii) an increase in net interest income to ￦287 billion in the six months ended June 30, 2015 from ￦177 billion in the corresponding period of

2014, primarily due to an increase in interest income resulting from increased Loan Credits as well as a decrease in interest expense resulting from a decrease in average interest rate on debentures.

As of June 30, 2015, our total assets increased by 5% to ￦76,622 billion from ￦73,074 billion as of December 31, 2014, primarily due to a 5% increase in Loan Credits to ￦66,650 billion as of June 30, 2015 from ￦63,287 billion as of December 31, 2014.

As of June 30, 2015, our total liabilities increased by 6% to ￦66,679 billion from ￦63,194 billion as of December 31, 2014. The increase in liabilities was primarily due to an 8% increase in debentures to ￦50,889 billion as of June 30, 2015 from ￦47,292 billion as of December 31, 2014.

The increase in assets and liabilities was primarily due to an increase in the volume of loans and debt, respectively. The depreciation of the Won against the U.S. dollar as of June 30, 2015 compared to December 31, 2014 magnified the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt (including a significant percentage in U.S. dollars).

As of June 30, 2015, our total shareholders’ equity increased by 1% to ￦9,943 billion from ￦9,880 billion as of December 31, 2014, primarily due to the Government’s ￦40 billion contribution to our capital in January 2015.

Operations

Loan Operations

In the first half of 2015, we provided total loans of ￦30,380 billion, an increase of 9% from the corresponding period of 2014.

Export Credits

As of June 30, 2015, export credits in the amount of ￦35,436 billion represented 53% of our total outstanding Loan Credits. Our disbursements of export credits amounted to ￦19,478 billion in the first half of 2015, a decrease of 4% from the corresponding period of 2014, which was mainly due to a decrease in demand for loan financing from domestic exporters. The depreciation of the Won against the U.S. dollar as of June 30, 2015 compared to June 30, 2014 partially offset the effect of the decrease in the volume of export credits in the first half of 2015, as a majority of our export credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Overseas Investment Credits

As of June 30, 2015, overseas investment credits amounted to ￦23,688 billion, representing 36% of our total outstanding Loan Credits. Our disbursements of overseas investment credits in the first half 2015 increased by 36% to ￦7,050 billion from the corresponding period of 2014, primarily due to increased demand in overseas investment and project credits. The depreciation of the Won against the U.S. dollar as of June 30, 2015 compared to June 30, 2014 magnified the effect of the increase in the volume of overseas investment credits in the first half of 2015, as a majority of our overseas investment credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Import Credits

As of June 30, 2015, import credits in the amount of ￦3,894 billion represented 6% of our total outstanding Loan Credits. Our disbursements of import credits amounted to ￦3,852 billion in the first half of 2015, an increase of 62% over the corresponding period of 2014, which was mainly due to an increase in demand for financing for raw materials used for exports and domestic consumption. The depreciation of the Won against the U.S. dollar as of June 30, 2015 compared to June 30, 2014 magnified the effect of the increase in the volume of import credits in the first half of 2015, as a significant portion of our import credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Guarantee Operations

Guarantee commitments as of June 30, 2015 increased to ￦65,194 billion from ￦61,373 billion as of December 31, 2014. Guarantees we had confirmed as of June 30, 2015 increased to ￦52,129 billion from ￦48,058 billion as of December 31, 2014.

For further information regarding our guarantee and letter of credit operations, see “Notes to Separate Financial Statements of June 30, 2015 and 2014—Note 36”.

Description of Assets and Liabilities

Total Credit Exposure

The following table sets out our Credit Exposure as of June 30, 2015, categorized by type of exposure extended:

		June 30, 2015
		(billions of Won, except for percentages)
A	Loans in Won	￦	13,790	12%
B	Loans in Foreign Currencies		48,238	41
C	Loans (A+B)		62,028	53
D	Other Loans		1,103	1
E	Call Loans and Inter-bank Loans in Foreign Currency		3,519	3
F	Loan Credits (C+D+E)		66,650	57
G	Allowances for Possible Loan Losses		(2,020)	(2)
H	Loan Credits including PVD (F-G)		64,630	55
I	Guarantees		52,129	45
J	Credit Exposure (H+I)	￦	116,759	100%

Loan Credits by Geographic Area

The following table sets out the total amount of our outstanding Loan Credits (including call loans and inter-bank loans in foreign currency) as of June 30, 2015, categorized by geographic area(1):

	June 30, 2015		As % of June 30, 2015 Total
	(billions of Won, except for percentages)
Asia	￦	49,890	75%
Europe		5,631	8
America		7,307	11
Africa		3,823	6

Total	￦	66,650	100%

(1)	For purposes of this table, export credits have been allocated to the geographic areas in which the foreign buyers of Korean exports are located; overseas investment credits have been allocated to the geographic areas in which the overseas investments being financed are located; and import credits have been allocated to the geographic areas in which the sellers of the imported goods are located.

Source: Internal accounting records.

Our Loans to Iran represented 0.1% and 0.1% of our total assets as of December 31, 2014 and June 30, 2015, respectively, and also represented 0.2% and 0.1% of our Loan Credits, respectively, as of the above dates. Our total revenues from transactions with Iran in 2014 and the first half of 2015 represented 0.2% and 0.1% of our total revenues, respectively, in those periods.

Individual Exposure

As of June 30, 2015, our largest Credit Exposure was to Daewoo Shipbuilding & Marine Engineering in the amount of ￦8,317 billion.

As of June 30, 2015, our second and third largest Credit Exposures were to Hyundai Heavy Industries in the amount of ￦5,046 billion and to GS Engineering & Construction in the amount of ￦3,546 billion, respectively.

The following table sets out our five largest Credit Exposures as of June 30, 2015(1):

Rank	Name of Borrower	Loans		Guarantees		Total
		(billions of Won)
1	Daewoo Shipbuilding & Marine Engineering	￦	1,201	￦	7,116	￦	8,317
2	Hyundai Heavy Industries		1,391		3,655		5,046
3	GS Engineering & Construction		1,278		2,268		3,546
4	Hanwha Engineering & Construction		169		3,288		3,457
5	Samsung Heavy Industries		400		2,924		3,324

(1)	Includes loans and guarantees extended to affiliates.

Source: Internal accounting records.

Asset Quality

Asset Classifications

The following table provides information on our asset quality and loan loss reserves as of June 30, 2015:

	As of June 30, 2015
	Loan Amount(1)		Loan Loss Reserve(2)
Normal	￦	109,394	￦	761
Precautionary		3,412		542
Sub-standard		898		417
Doubtful		1,339		836
Estimated Loss		159		159

Total	￦	115,202	￦	2,715

(1)	These figures include loans (excluding interbank loans and call loans), domestic usance, bills bought, foreign exchange bought, advances for customers, and confirmed acceptances and guarantees.
(2)	These figures include present value discount.

Reserves for Credit Losses

As of June 30, 2015, the amount of our non-performing assets was ￦1,511 billion, an increase of 220% from ￦472 billion as of December 31, 2014. As of June 30, 2015, our non-performing asset ratio was 1.3%, compared to 0.4% as of December 31, 2014.

We cannot provide any assurance that our current level of exposure to non-performing assets will not increase in the future or that any of our borrowers (including our largest borrowers as described above) is not currently facing, or in the future will not face, material financial difficulties.

The following table sets forth information regarding our loan loss reserves as of June 30, 2015:

June 30, 2015
(billions of Won, except for percentages)
Loan Loss Reserve (A)	￦ 2,715
NPA (B)(1)	1,511
Total Equity (C)	9,943
Reserve to NPA (A/B)	179.6%
Equity at Risk (B-A)/C	—

(1)	Non-performing assets, which are defined as (a) assets classified as doubtful and estimated loss, (b) assets for which principal or interest payments are delinquent by more than 3 months or (c) assets exempted from interest payments due to restructuring or rescheduling.

Source: Internal accounting records.

Investments

As of June 30, 2015, our total investment in securities amounted to ￦5,604 billion, representing 7% of our total assets.

The following table sets out the composition of our investment securities as of June 30, 2015:

Type of Investment Securities	Amount		%
	(billions of Won)
Available-for-Sale Securities	￦	4,834	86%
Held-to-Maturity Securities		111	2
Investments in Associates and Subsidiaries		659	12

Total	￦	5,604	100%

For further information relating to the classification guidelines and methods of valuation of our financial instruments (including securities), see “Notes to Separate Financial Statements of June 30, 2015 and 2014—Note 5”.

Guarantees and Acceptances and Contingent Liabilities

As of June 30, 2015, we had issued a total amount of ￦52,129 billion in confirmed guarantees and acceptances, of which ￦50,448 billion, representing 97% of the total amount, was classified as normal and ￦1,236 billion, representing 2% of the total amount, was classified as precautionary, and ￦445 billion, representing 1% of the total amount, was classified as substandard or below.

Derivatives

As of June 30, 2015, our outstanding loans made at floating rates of interest totaled approximately ￦44,484 billion, whereas our outstanding borrowings made at floating rates of interest totaled approximately ￦31,764 billion, including those raised in Swiss franc, Hong Kong dollar, Brazil real, Saudi riyal, Czech koruna and Euro and swapped into U.S. dollar floating rate borrowings. As of June 30, 2015, we had entered into 290 currency related derivative contracts with a notional amount of ￦20,900 billion and had entered into 260 interest rate related derivative contracts with a notional amount of ￦19,240 billion. See “Notes to Separate Financial Statements of June 30, 2015 and 2014—Note 20”.

Sources of Funding

We raised a net total of ￦34,809 billion (new borrowings plus loan repayments by our clients less repayment of our existing debt) during the first half of 2015, an increase of 10% from ￦31,510 billion in the corresponding period of 2014. The total loan repayments, including prepayments by our clients, during the first half of 2015 amounted to ￦26,485 billion, an increase of 10% from ￦23,991 billion during the corresponding period of 2014.

As of June 30, 2015, we had no outstanding borrowings from the Government. We issued Won-denominated domestic bonds in the aggregate amount of ￦5,540 billion during the first half of 2015.

During the first half of 2015, we issued eurobonds in the aggregate principal amount of US$3,173 million in various types of currencies under our existing Euro medium term notes program, a 47% increase from US$2,152 million in the corresponding period of 2014. In addition, we issued global bonds during the first half of 2015 in the aggregate amount of US$3,450 million under our U.S. shelf registration statement compared with US$1,500 million in the corresponding period of 2014. As of June 30, 2015, the outstanding amounts of our notes and debentures were US$25,070 million, JPY 160,220 million, HKD 5,207 million, MYR 1,400 million, BRL 3,214 million, EUR 2,071 million, MXN 3,031 million, THB 19,000 million, CHF 275 million, AUD 3,075 million, INR 6,005 million, CNY 10,144 million, IDR 4,617,630 million, PEN 266 million, PHP 11,350 million, TRY 556 million, TWD 600 million, NZD 553 million, SAR 750 million, ZAR 1,025 million, RUB 1,260 million, NOK 2,750 million, CZK 700 million, CAD 325 million, SGD 118 million and GBP 600 million.

We also borrow from foreign financial institutions in the form of loans that are principally made bilaterally or by syndicates of commercial banks at floating or fixed interest rates and in foreign currencies, with original maturities ranging from one to ten years. As of June 30, 2015, the outstanding amount of such borrowings from foreign financial institutions was US$2,700 million.

As of September 30, 2015, our total paid-in capital amounted to ￦7,878 billion, and the Government, The Bank of Korea and Korea Development Bank owned 70.6%, 14.8% and 14.6%, respectively, of our paid-in capital.

As of June 30, 2015, the aggregate outstanding principal amount of our borrowings (including export-import financing debentures), which was ￦62,088 billion, was equal to 21% of the authorized amount of ￦293,819 billion.

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of June 30, 2015:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2015		2016		2017		2018		Thereafter
	(billions of won)
Won	￦	5,120	￦	3,410	￦	—	￦	—	￦	890
Foreign		8,610		9,252		7,826		4,714		22,112

Total Won Equivalent	￦	13,730	￦	12,662	￦	7,826	￦	4,714	￦	23,002

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on June 30, 2015, as announced by the Seoul Money Brokerage Services Ltd.

As of June 30, 2015, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$2,879 million, US$4,900 million and US$4,769 million, respectively. As of June 30, 2015, our total foreign currency liabilities exceeded our total foreign currency assets by US$7,340 million.

Capital Adequacy

As of September 30, 2015, our capital adequacy ratio was 9.4%, a decrease from 10.5% as of December 31, 2014, which was primarily the result of an increase of credit risk-weighted assets.

The following table sets forth our capital base and capital adequacy ratios reported as of September 30, 2015:

September 30, 2015
(billions of Won, except for percentages)
Tier I	￦ 9,550
Paid-in Capital	7,878
Retained Earnings	1,580
Accumulated other comprehensive income	109
Common shares issued by consolidated subsidiaries of the bank and held by third parties	3
Deductions from Tier I Capital	(20)
Capital Adjustments	—
Deferred Tax Asset	—
Others	(20)
Tier II (General Loan Loss Reserves)	1,419
Total Capital	10,969
Risk Adjusted Assets	116,614
Capital Adequacy Ratios
Tier I common equity	8.2%
Tier 1	8.2%
Tier I and Tier II	9.4%

Source: Internal accounting records.

Financial Statements and the Auditors

Our interim separate financial statements as of June 30, 2015 and December 31, 2014 for the six months ended June 30, 2015 and 2014 appearing in this prospectus supplement were prepared in conformity with Korean IFRS, as summarized in Note 2 of the notes to our separate financial statements included in this prospectus supplement.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015, AND DECEMBER 31, 2014

	Korean won
	June 30, 2015		December 31, 2014
	(In millions)
ASSETS:
Cash and due from financial institutions (Notes 4, 5 and 7)	￦	3,311,128	￦	3,113,988
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 5, 8 and 20)		1,286,713		1,197,499
Hedging derivative assets (Notes 4, 5 and 20)		268,078		288,424
Loans (Notes 4, 5, 10 and 37)		64,254,292		61,158,553
Financial investments (Notes 4, 5 and 9)		4,944,208		4,791,524
Investments in associates and subsidiaries (Note 11)		659,150		659,150
Tangible assets, net (Note 12)		270,905		273,539
Intangible assets, net (Note 13)		18,921		18,181
Deferred tax assets (Note 34)		732,578		744,460
Other assets (Notes 4, 5, 14 and 37)		876,414		828,397

	￦	76,622,387	￦	73,073,715

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Financial liabilities at FVTPL (Notes 4, 5 and 20)	￦	635,604	￦	489,069
Hedging derivative liabilities (Notes 4, 5 and 20)		2,199,566		1,983,456
Borrowings (Notes 4, 5 and 15)		11,198,922		10,018,281
Debentures (Notes 4, 5 and 16)		50,888,744		47,291,703
Provisions (Note 17)		272,984		295,177
Retirement benefit obligation, net (Note 18)		53,407		47,263
Current tax liabilities		—		253,549
Other liabilities (Notes 4, 5, 19 and 37)		1,429,661		2,815,065

		66,678,888		63,193,563

SHAREHOLDERS’ EQUITY:
Capital stock (Note 21)		7,788,055		7,748,055
Other components of equity (Notes 20 and 22)		113,846		111,002
Retained earnings (Note 23) (Regulatory reserve for bad loans as of December 31, 2015 and 2014: ￦572,420 million and ￦514,785 million, respectively) (Note 23)		2,041,598		2,021,095

		9,943,499		9,880,152

	￦	76,622,387	￦	73,073,715

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	Korean won
	Six months ended June 30, 2015		Six months ended June 30, 2014
	(In millions)
OPERATING INCOME:
Net interest income (Notes 24 and 37):
Interest income	￦	888,487	￦	821,580
Interest expenses		(601,901)		(644,747)

		286,586		176,833

Net commission income (Notes 25 and 37):
Commission income		177,107		176,809
Commission expenses		(3,276)		(1,785)

		173,831		175,024

Dividend income (Note 26)		15,229		10,442
Loss (gain) on financial assets at FVTPL (Note 27)		(236,582)		235,819
Loss (gain) on hedging derivative assets (Notes 20 and 28)		(695,970)		517,658
Loss on financial investments (Note 29)		(42,664)		(33,682)
Gain (loss) on foreign exchange transaction		921,506		(435,411)
Other operating income (expenses) (Note 30)		67,627		(234,433)
Impairment loss on credit (Note 31)		(329,466)		(212,206)
General and administrative expenses (Note 32)		(105,517)		(95,514)

Total operating income		54,580		104,530

NON-OPERATING INCOME (EXPENSES) (Note 33):
Net gain (loss) on investments in associates and subsidiaries		8,057		4,662
Net other non-operating expenses		(2,677)		(1,247)

		5,380		3,415

INCOME BEFORE INCOME TAX		59,960		107,945
INCOME TAX EXPENSES (Note 34)		(24,267)		(30,890)

NET INCOME		35,693		77,055

(Adjusted income (loss) after reserve for bad loans for the six months ended June 30, 2015 and 2014: ￦2,126 million and ￦144,169 million, respectively) (Note 23)
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD (Note 22)
Items not reclassified subsequently to profit or loss:
Remeasurements of net defined benefit liability		—		—
Income tax effect		—		—

		—		—
Items reclassified subsequently to profit or loss:
Valuation on available-for-sale (“AFS”) securities		2,672		(190,104)
Cash flow hedging gains or losses		1,078		(365)
Income tax effect		(906)		46,093

		2,844		(144,376)

TOTAL COMPREHENSIVE INCOME (LOSS)	￦	38,537	￦	(67,321)

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

			Other components of equity
	Capital stock		Valuation on AFS securities		Cash flow hedging gains or losses		Remeasurement of net defined benefit liability		Retained earnings		Total
	(Korean won in millions)
January 1, 2014	￦	7,238,055	￦	54,157	￦	(1,227)	￦	4,827	￦	1,954,328	￦	9,250,140
Increase in capital stock		130,000		—		—		—		—		130,000
Net income				—		—		—		77,055		77,055
Loss on valuation of AFS securities		—		(144,099)		—		—		—		(144,099)
Loss on valuation of cash flow hedge		—		—		(277)		—		—		(277)

June 30, 2014	￦	7,368,055	￦	(89,942)	￦	(1,504)	￦	4,827	￦	2,031,383	￦	9,312,819

January 1, 2015	￦	7,748,055	￦	116,276	￦	(2,062)	￦	(3,212)	￦	2,021,095	￦	9,880,152
Dividends										(15,190)		(15,190)
Increase in capital stock		40,000		—		—		—		—		40,000
Net income		—		—		—		—		35,693		35,693
Gain on valuation of AFS securities, net of tax		—		2,026		—		—		—		2,026
Loss on valuation of cash flow hedge, net of tax		—		—		818		—		—		818

June 30, 2015	￦	7,788,055	￦	118,302	￦	(1,244)	￦	(3,212)	￦	2,041,598	￦	9,943,499

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	Korean won
	Six months June 30, 2015		Six months June 30, 2014
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	￦	35,693	￦	77,055

Adjustments to reconcile net income to net cash used in operating activities:
Income tax expense		24,267		30,890
Interest income		(888,487)		(821,580)
Interest expenses		601,901		644,747
Dividend income		(23,285)		(10,442)
Loss on trading securities		277		—
Loss on AFS securities		50,549		33,685
Transfer to derivatives’ credit risk provision		12,228		7,950
Loss on foreign exchange transactions		662,511		649,149
Impairment loss on credit		329,465		212,206
Impairment loss on equity securities by the equity method		—		9
Loss on fair value hedged items		95,699		310,486
Depreciation and amortization		5,504		3,697
Loss on disposals of tangible, intangible and other assets		2		1
Loss on valuation of derivative assets		1,083,988		80,210
Retirement benefits		6,563		5,191
Gain on trading securities		13,107		1,651
Gain on AFS securities		7,885		2
Reversal of derivatives’ credit risk provision		10,091		13,317
Gain on foreign exchange transactions		1,584,018		213,738
Gain on fair value hedged items		167,106		71,859
Gain on valuation of derivative assets		180,054		722,935
Gain on disposals of tangible assets, intangible assets and other assets		32		49

Changes in assets and liabilities resulting from operations:
Net increase (decrease) in due from financial institutions		(240,990)		623,049
Net increase (decrease) in financial assets at FVTPL		(17,273)		199,569
Net decrease in hedging derivative assets		23,937		60,013
Net increase in loans		(1,557,639)		(1,625,578)
Net increase in other assets		(43,800)		(171,412)
Net increase in provisions		70,609		36,052
Payment of retirement benefits		(419)		(467)
Net decrease (increase) in other liabilities		(1,452,891)		226,726
Net decrease in financial liabilities at fair value through profit or loss		(136,355)		(121,031)
Net decrease in hedging derivative liabilities		(465,527)		(377,127)

Payment of income tax		(268,262)		(117,417)
Interest income received		9,778		898,275
Interest expense paid		(602,075)		(644,747)
Dividend income received		23,285		10,442

Net cash used in operating activities		(4,623,040)		(803,950)

(Continued)

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	Korean won
	Six months June 30, 2015		Six months June 30, 2014
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposals of AFS securities and held-to-maturity securities	￦	204,354	￦	65,259
Receipt of state aid		17		—
Disposals of tangible assets		50		64
Increase in import guarantee deposits		50		—
Acquisitions of AFS securities and held-to-maturity securities		(366,446)		(149,605)
Acquisitions of tangible assets		(1,071)		(10,086)
Acquisitions of intangible assets		(2,576)		(657)

Net cash used in investing activities		(165,622)		(95,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in call money		30,000		331,400
Increase in borrowings		6,716,940		1,292,337
Increase in debentures		13,489,452		11,541,464
Increase in capital stock		40,000		130,000
Decrease in borrowings		(5,732,841)		(1,003,686)
Decrease in debentures		(9,811,231)		(11,086,916)
Payment of dividends		(15,189)		—

Net cash provided by financing activities		4,717,131		1,204,599

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(71,531)		305,624
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		1,336,284		1,432,027
EFFECTS OF FOREIGN EXCHANGE RATE CHANGES ON DUE FROM FINANCIAL INSTITUTIONS		5,269		(177,282)

CASH AND CASH EQUIVALENTS, END OF THE PERIOD (Note 35)	￦	1,270,022	￦	1,560,369

(Concluded)

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2015, AND DECEMBER 31, 2014,

AND FOR THE SIX MONTHS ENDED JUNE, 2015 AND 2014

1.	GENERAL:

(1)	Summary of The Export-Import Bank of Korea

The Export-Import Bank of Korea (the “Bank” or the “Company”) was established in 1976 as a special financial institution under The Export-Import Bank of Korea Act (the “EXIM Bank Act”) to grant financial facilities for overseas trade (i.e., export and import), investments and resources development activities. As of June 30, 2015, the Bank operates 10 domestic branches, three domestic offices, four overseas subsidiaries and 21 overseas offices.

The Bank’s authorized capital is ￦15,000,000 million, and through numerous capital increases since the establishment, its paid-in capital is ￦7,788,055 million as of June 30, 2015. The Government of the Republic of Korea (the “Government”), the Bank of Korea (“BOK”) and the Korea Development Bank hold 70.23%, 14.96% and 14.81%, respectively, of the ownership of the Bank as of June 30, 2015.

The Bank, as a trustee of the Government, has managed the Economic Development Cooperation Fund (EDCF) since June 1987 and the Inter-Korean Cooperation Fund (IKCF) since March 1991. These funds are accounted for separately and are not included in the Bank’s separate financial statements. The Bank receives fees from the Government for the trustee services.

(2)	Summary of subsidiaries and associates

1)	Subsidiaries of the Bank as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

JUNE 30, 2015

Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP	20 mil.	Finance	20,000,000	100.00	June 30, 2015
KEXIM Vietnam Leasing Co. (*)	Vietnam	USD	13 mil.	Finance	—	100.00	June 30, 2015
PT. KOEXIM Mandiri Finance	Indonesia	IDR	52,000 mil.	Finance	442	85.00	June 30, 2015
KEXIM Asia Limited	Hong Kong	USD	30 mil.	Finance	30,000,000	100.00	June 30, 2015

(*)	This entity does not issue share certificates.

DECEMBER 31, 2014

Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP	20 mil.	Finance	20,000,000	100.00	Dec. 31, 2014
KEXIM Vietnam Leasing Co. (*)	Vietnam	USD	13 mil.	Finance	—	100.00	Dec. 31, 2014
PT. KOEXIM Mandiri Finance	Indonesia	IDR	52,000 mil.	Finance	442	85.00	Dec. 31, 2014
KEXIM Asia Limited	Hong Kong	USD	30 mil.	Finance	30,000,000	100.00	Dec. 31, 2014

(*)	This entity does not issue share certificates.

2)	Associates of the Bank as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

Associates	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Korea Asset Management Corp.	Korea	KRW	860,000 mil.	Financial service	44,482,396	25.86	June 30, 2015
Credit Guarantee and Investment Fund	Philippines	USD	700 mil.	Financial service	1,000	14.28	March 31, 2015
Korea Marine Guarantee Incorporated Company	Korea	KRW	60,000 mil.	Financial service	5,999,999	49.99	June 30, 2015
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Korea	KRW	1,319,150 mil.	Shipbuilding	93,294,100	70.71	March 31, 2015
DAESUN Shipbuilding & Engineering Co., Ltd.	Korea	KRW	7,730 mil.	Shipbuilding	1,040,000	67.27	June 30, 2015

(DECEMBER 31, 2014)

Associates	Location	Capital stock	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Korea Asset Management Corp.	Korea	KRW 860,000 mil.	Financial service	44,482,396	25.86	Dec. 31, 2014
Credit Guarantee and Investment Fund	Philippines	USD 700 mil.	Financial service	1,000	14.28	Sep. 30, 2014
Korea Marine Guarantee Incorporated Company	Korea	KRW 60,000 mil.	Financial service	5,999,999	49.99	Dec. 31, 2014
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Korea	KRW 1,319,150 mil.	Shipbuilding	93,294,100	70.71	Sep. 30, 2014
DAESUN Shipbuilding & Engineering Co., Ltd.	Korea	KRW 7,730 mil.	Shipbuilding	1,040,000	67.27	Dec. 31, 2014

2.	FINANCIAL STATEMENT PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

(1)	Basis of condensed separate financial statement preparation

The Bank’s condensed separate financial statements for the six months ended June 30, 2015 and 2014, are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting, and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2014, for the understanding of the accompanying interim separate financial statements.

The Bank’s accounting policies applied for the accompanying condensed interim separate financial statements are the same as the policies applied for the preparation of separate financial statements as of and for the year ended December 31, 2014, except for the effects from the introduction of new and revised accounting standards or interpretations as described below.

1)	Accounting standards and interpretations that were newly applied for the year ended June 30, 2015, and changes in the Bank’s accounting policies are as follows:

Amendments to K-IFRS 1019 – Employee Benefits

The amendments permit the Bank to recognize amount of contributions as a reduction in the service cost in which the related service is rendered if the amount of the contributions is independent of the number of years of service. The adoption of the amendment has no significant impact on the Bank’s condensed separate financial statements.

Annual Improvements to K-IFRS 2010–2012 Cycle

The amendments to K-IFRS 1002 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definition for ‘performance condition’ and ‘service condition’ that were previously included within the definition of ‘vesting condition.’ The amendments to K-IFRS 1103 Business Combinations clarify the classification and measurement of the contingent consideration in business combination. The amendments to K-IFRS 1108 clarify that a reconciliation of the total of the reportable segments’ assets should only be provided if the segment assets are regularly provided to the chief operating decision maker. The adoption of the amendment has no significant impact on the Bank’s condensed separate financial statements.

Annual Improvements to K-IFRS 2011–2013 Cycle

The amendments to K-IFRS 1103, Share-based Payment clarify the scope of the portfolio exception for measuring the fair values of the group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself. The amendments to K-IFRS 1113, Fair values Measurements and K-IFRS 1040, Investment Properties exist and the adoption of the amendments has no significant impact on the Bank’s condensed separate financial statements.

2)	The Bank has not applied or adopted earlier the following new and revised K-IFRS that have been issued, but are not yet effective:

Amendments to K-IFRS 1016 – Property, Plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 do not allow presumption that revenue is an appropriate basis for the amortization of intangible assets; this presumption can only be rebutted when the intangible asset is expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments apply prospectively for annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments to K-IFRS 1111 are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments to K-IFRS 1027 allow the Bank to account for investments in subsidiaries, joint ventures, and associates either at cost, in accordance with K-IFRS 1028 investments in associates and joint ventures or K-IFRS 1039 Financial Instruments: Recognition and Measurement in the Bank’s separate financial statements. The amendments are effective for the annual periods beginning on or after January 1, 2016.

(2)	Functional Currency

Items included in the separate financial statements of each entity in the Bank are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS:

The preparation of separate financial statements requires the application of accounting policies, especially certain critical accounting estimates and assumptions that may have a significant impact on assets (liabilities) and income (expenses). The management’s estimate of outcome may differ from an actual outcome if the management’s estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both. Significant judgments are the same as the annual consolidated financial statements for the year ended December 31, 2014.

4.	RISK MANAGEMENT:

4-1. Summary

(1)	Overview of Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, interest risk, credit concentration risk, strategy/reputational risk, outsourcing risk, settlement risk and others. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks.

The Bank’s risk management system focuses on increasing transparency, developing risk management environment and preemptive response to risk due to rapid changes in financial environment to support the Bank’s long-term strategy and business decision efficiently.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

(2)	Risk Management Group

1)	Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the board of directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

2)	Risk Management Council

The Risk Management Council is a consultative group that reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

3)	Risk Management Practices Committee

The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council. It performs practical work process relating to risk management plan, including targeted Bank for International Settlements (BIS) ratio, risk management strategy, risk measurement, risk analysis, economic capital limit and others.

4-2. Credit risk

(1)	Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

(2)	Credit Risk Management

The Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent the excessive risk concentration to specific industry and specific borrowers. The Bank maintains allowances for loan losses associated with credit risk on loans and receivables to manage its credit risk.

The Bank recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Bank should not recognize expected losses that are probable due to future events. The Bank measures inherent incurred losses on financial assets classified as loans and receivables and present it in the separate financial statements through the use of an allowances account that is charged against the related financial assets.

(3)	Maximum exposure to credit risk

The Bank’s maximum exposure of financial instruments to credit risk as of June 30, 2015, and December 31, 2014, is as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Cash and due from financial institutions	￦	3,311,128	￦	3,113,988
Financial assets at FVTPL		166,136		56,780
Hedging derivative assets		268,078		288,424
Loans (*1)		66,189,041		62,875,314
Financial investments (*2)		649,981		485,263
Other financial assets		899,717		852,359
Acceptances and guarantee contracts		65,194,023		61,372,941
Commitments (*3)		27,073,534		28,415,294

	￦	163,751,638	￦	157,460,363

(*1)	Loans exclude loans valuation adjustment related to evaluation of fair value hedging.
(*2)	Financial investments exclude AFS securities valuation adjustment related to fair value hedging that is included in AFS securities in foreign currency in Note 9.
(*3)	Commitments exclude commitments on purchase of beneficiary certificates (131,348 million Korean won) which are included in other commitments in Note 36.

(4)	Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk on loans to manage its credit risk.

The Bank recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Bank should not recognize expected losses that are probable due to future events. The Bank measures inherent incurred losses on financial assets classified as loans and present them in the separate financial statements through the use of an allowances account that is charged against the related financial assets.

The Bank writes off on non-profitable loans, non-recoverable loans, loans classified estimated loss by asset quality category, loans requested written off by Financial Supervisory Service (FSS) and others under approval of Loan Management Committee.

Loans are categorized as follows (Korean won in millions):

(JUNE 30, 2015)

	Individual assessment		Collective assessment		Total
Loans:
Normal
Not past due	￦	271,484	￦	62,536,395	￦	62,807,879
Past due		—		158		158
Impairment		3,544,686		297,291		3,841,977

Subtotal		3,816,170		62,833,844		66,650,014

Net deferred origination fees and costs:
Normal
Not past due		(6)		(460,400)		(460,406)
Past due		—		—		—
Impairment		(374)		(193)		(567)

Subtotal		(380)		(460,593)		(460,973)

Carrying amounts before deducting allowances:
Normal
Not past due		271,478		62,075,995		62,347,473
Past due		—		158		158
Impairment		3,544,312		297,098		3,841,410

Subtotal		3,815,790		62,373,251		66,189,041

Allowances:
Normal
Not past due		(28,346)		(246,116)		(274,462)
Percentage (%)		10.44		0.39		0.44
Past due		—		(18)		(18)
Percentage (%)		—		11.39		11.39
Impairment		(1,526,797)		(218,785)		(1,745,582)
Percentage (%)		43.08		73.64		45.44

Subtotal		(1,555,143)		(464,919)		(2,020,062)

Percentage (%)		40.76		0.75		3.05
Carrying amounts:
Normal
Not past due		243,132		61,829,879		62,073,011
Past due		—		140		140
Impairment		2,017,515		78,313		2,095,828

Total	￦	2,260,647	￦	61,908,332	￦	64,168,979

(DECEMBER 31, 2014)

	Individual assessment		Collective assessment		Total
Loans:
Normal
Not past due	￦	336,607	￦	59,765,067	￦	60,101,674
Past due		—		9,117		9,117
Impairment		3,019,923		156,301		3,176,224

Subtotal		3,356,530		59,930,485		63,287,015

Net deferred origination fees and costs:
Normal
Not past due		(66)		(411,314)		(411,380)
Past due		—		—		—
Impairment		(533)		212		(321)

Subtotal		(599)		(411,102)		(411,701)

Carrying amounts before deducting allowances:
Normal
Not past due		336,541		59,353,753		59,690,294
Past due		—		9,117		9,117
Impairment		3,019,390		156,513		3,175,903

Subtotal		3,355,931		59,519,383		62,875,314

Allowances:
Normal
Not past due		(45,400)		(213,680)		(259,080)
Percentage (%)		13.49		0.36		0.43
Past due		—		(231)		(231)
Percentage (%)		—		2.53		2.53
Impairment		(1,427,631)		(126,691)		(1,554,322)
Percentage (%)		47.28		80.95		48.94

Subtotal		(1,473,031)		(340,602)		(1,813,633)

Percentage (%)		43.89		0.57		2.88
Carrying amounts:
Normal
Not past due		291,141		59,140,073		59,431,214
Past due		—		8,886		8,886
Impairment		1,591,759		29,822		1,621,581

Total	￦	1,882,900	￦	59,178,781	￦	61,061,681

The above carrying amounts exclude loan valuation adjustment related to fair value hedging amounting to ￦85,313 million and ￦96,872 million as of June 30, 2015, and December 31, 2014, respectively.

1)	Credit quality of loans that are neither past due nor impaired

Credit quality of loans that are neither past due nor impaired as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	Loans								Deferred loan origination fees and costs		Allowances		Carrying amount
	Loans in local currency		Loans in foreign currencies		Others		Total
Best	￦	79,612	￦	5,684,960	￦	910,534	￦	6,675,106	￦	(22,255)	￦	(2,807)	￦	6,650,044
Outstanding		5,836,220		34,639,520		2,998,847		43,474,587		(406,579)		(82,498)		42,985,510
Good		4,122,429		7,440,927		671,356		12,234,712		(29,450)		(142,057)		12,063,205
Below normal		191,440		232,034		—		423,474		(2,122)		(47,100)		374,252

	￦	10,229,701	￦	47,997,441	￦	4,580,737	￦	62,807,879	￦	(460,406)	￦	(274,462)	￦	62,073,011

(DECEMBER 31, 2014)

	Loans								Deferred loan origination fees and costs		Allowances		Carrying amount
	Loans in local currency		Loans in foreign currencies		Others		Total
Best	￦	1,846,664	￦	5,101,792	￦	851,387	￦	7,799,843	￦	(16,184)	￦	(3,970)	￦	7,779,689
Outstanding		4,784,149		30,876,637		4,664,070		40,324,856		(363,821)		(71,738)		39,889,297
Good		3,484,579		7,305,159		843,888		11,633,626		(29,158)		(137,731)		11,466,737
Below normal		160,550		182,799		—		343,349		(2,217)		(45,641)		295,491

	￦	10,275,942	￦	43,466,387	￦	6,359,345	￦	60,101,674	￦	(411,380)	￦	(259,080)	￦	59,431,214

2)	Aging analysis of loans that are past due but not impaired

Aging analysis of loans that are past due but not impaired as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	Loans								Deferred loan origination fees and costs		Allowances		Carrying amount
	Loans in local currency		Loans in foreign currencies		Others		Total
Within one month	￦	158	￦	—	￦	—	￦	158	￦	—	￦	(18)	￦	140
Within two months		—		—		—		—		—		—		—
Within three months		—		—		—		—		—		—		—
More than three months		—		—		—		—		—		—		—

	￦	158	￦	—	￦	—	￦	158	￦	—	￦	(18)	￦	140

(DECEMBER 31, 2014)

	Loans								Deferred loan origination fees and costs		Allowances		Carrying amount
	Loans in local currency		Loans in foreign currencies		Others		Total
Within one month	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Within two months		174		—		—		174		—		(6)		168
Within three months		—		—		—		—		—		—		—
More than three months		—		—		8,943		8,943		—		(225)		8,718

	￦	174	￦	—	￦	8,943	￦	9,117	￦	—	￦	(231)	￦	8,886

3)	Loans assessed for impairment on individual basis

Loans assessed for impairment on individual basis by country and industry of the Bank’s counterparties, as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	Loans						Impairment						Impairment ratio (%)
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic	Foreign	Total
Manufacturing	￦	3,261,610	￦	38,995	￦	3,300,605	￦	(1,289,143)	￦	(18,803)	￦	(1,307,946)	39.52	48.22	39.63
Transportation		—		21,089		21,089		—		—		—	—	—	—
Construction		222,618		—		222,618		(218,851)		—		(218,851)	98.31	—	98.31

	￦	3,484,228	￦	60,084	￦	3,544,312	￦	(1,507,994)	￦	(18,803)	￦	(1,526,797)	43.28	31.29	43.08

(DECEMBER 31, 2014)

	Loans						Impairment						Impairment ratio (%)
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic	Foreign	Total
Manufacturing	￦	2,711,444	￦	19,055	￦	2,730,499	￦	(1,232,319)	￦	(19,055)	￦	(1,251,374)	45.45	100.00	45.83
Transportation		10,233		—		10,233		—		—		—	—	—	—
Construction		278,658		—		278,658		(176,257)		—		(176,257)	63.25	—	63.25

	￦	3,000,335	￦	19,055	￦	3,019,390	￦	(1,408,576)	￦	(19,055)	￦	(1,427,631)	46.95	100.00	47.28

(5)	Credit quality of securities (debt securities)

1)	Securities (debt securities) exposed to credit risk as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Securities that are neither past due nor impaired	￦	715,459	￦	485,263

2)	Credit quality of securities (debt securities) that are neither past due nor impaired as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	Credit quality (*1)
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets at FVTPL	￦	65,478	￦	—	￦	—	￦	—	￦	—	￦	65,478
AFS financial assets		539,379		—		—		—		—		539,379
Held-to-maturity financial assets		110,602		—		—		—		—		110,602

	￦	715,459	￦	—	￦	—	￦	—	￦	—	￦	715,459

(DECEMBER 31, 2014)

	Credit quality (*1)
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
AFS financial assets	￦	446,364	￦	—	￦	—	￦	—	￦	—	￦	446,364
Held-to-maturity financial assets		38,899		—		—		—		—		38,899

	￦	485,263	￦	—	￦	—	￦	—	￦	—	￦	485,263

(*1)	Credit quality is classified based on internal credit quality grade as below:

Credit rating
Grade 1	AAA—BBB
Grade 2	BBB—BB
Grade 3	BB—B
Grade 4	B—C
Grade 5	D

(6)	Concentration of credit risk

The amounts disclosed below exclude loan valuation adjustment related to fair value hedging amounting to ￦85,313 million and ￦96,872 million as of June 30, 2015, and December 31, 2014, respectively.

1)	Loans by country where the credit risk belongs to as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	13,780,717	￦	10,416,978	￦	994,946	￦	25,192,641	37.80	￦	(6,181)	￦	(1,814,121)
China		7,239		2,731,268		593,143		3,331,650	5.00		(721)		(55,902)
Saudi Arabia		—		3,662,752		2,276		3,665,028	5.50		(64,292)		(8,312)
India		—		2,118,374		12,549		2,130,923	3.20		(45,225)		(2,939)
Iran		—		69,039		—		69,039	0.10		(2,807)		(366)
Indonesia		—		3,526,574		4,340		3,530,914	5.30		(87,629)		(12,168)
Vietnam		—		2,868,493		73,702		2,942,195	4.41		(26,892)		(16,134)
Others		—		6,880,944		2,146,189		9,027,133	13.55		(67,446)		(31,060)

		13,787,956		32,274,422		3,827,145		49,889,523	74.86		(301,193)		(1,941,002)

Europe:
Russia		—		639,230		3,694		642,924	0.96		—		(15,065)
England		—		343,080		199,649		542,729	0.81		(1,005)		(519)
Belgium		—		27,868		—		27,868	0.04		(102)		—
France		—		317,324		3,734		321,058	0.48		(5,307)		(10)
Cyprus		—		210,906		—		210,906	0.32		(3,837)		—
Netherlands		—		94,842		119,460		214,302	0.32		(693)		(68)
Malta		—		185,757		—		185,757	0.28		(2,213)		—
Others		2,224		3,131,023		351,882		3,485,129	5.23		(44,059)		(24,163)

		2,224		4,950,030		678,419		5,630,673	8.44		(57,216)		(39,825)

America:
Panama		—		1,967,205		—		1,967,205	2.95		(8,221)		(3,285)
United States		—		1,306,668		114,696		1,421,364	2.13		(18,523)		(6,006)
The British Virgin Islands		—		720,602		—		720,602	1.08		(3,040)		(632)
Mexico		—		618,235		—		618,235	0.93		(7,842)		(5,800)
Bermuda		—		752,691		—		752,691	1.13		(12,043)		(198)
Others		—		1,824,594		1,980		1,826,574	2.74		(13,183)		(4,093)

		—		7,189,995		116,676		7,306,671	10.96		(62,852)		(20,014)

Africa:
Marshall Islands		—		2,524,720		—		2,524,720	3.79		(19,276)		(1,102)
Liberia		—		437,601		—		437,601	0.66		(3,757)		(15,104)
Madagascar		—		412,906		—		412,906	0.62		(2,539)		(1,420)
Others		—		447,842		78		447,920	0.67		(14,140)		(1,595)

		—		3,823,069		78		3,823,147	5.74		(39,712)		(19,221)

	￦	13,790,180	￦	48,237,516	￦	4,622,318	￦	66,650,014	100.00	￦	(460,973)	￦	(2,020,062)

(DECEMBER 31, 2014)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	13,175,790	￦	10,175,702	￦	834,636	￦	24,186,128	38.22	￦	(420)	￦	(1,633,497)
China		7,239		2,705,889		600,114		3,313,242	5.24		(932)		(38,754)
Saudi Arabia		—		2,981,097		146		2,981,243	4.71		(59,163)		(7,275)
India		—		1,841,568		22,608		1,864,176	2.95		(46,870)		(2,714)
Iran		—		84,287		8,943		93,230	0.15		(3,475)		(670)
Indonesia		—		2,900,654		4,966		2,905,620	4.59		(86,830)		(6,485)
Vietnam		—		2,347,637		13,215		2,360,852	3.73		(27,574)		(12,462)
Others		—		5,935,059		4,205,485		10,140,544	16.02		(42,376)		(27,432)

		13,183,029		28,971,893		5,690,113		47,845,035	75.61		(267,640)		(1,729,289)

Europe:
Russia		—		1,092,912		98,635		1,191,547	1.88		—		(20,898)
England		—		382,877		430,336		813,213	1.28		(1,186)		(284)
Belgium		—		60,410		33,909		94,319	0.15		(182)		(933)
France		—		339,852		3,317		343,169	0.54		(5,902)		(24)
Cyprus		—		73,022		—		73,022	0.12		(4,007)		—
Netherlands		—		131,111		50,864		181,975	0.29		(1,419)		(221)
Malta		—		192,224		—		192,224	0.30		(2,442)		—
Others		2,224		2,993,275		66,428		3,061,927	4.84		(50,043)		(20,531)

		2,224		5,265,683		683,489		5,951,396	9.40		(65,181)		(42,891)

America:
Panama		—		1,982,012		—		1,982,012	3.13		(8,430)		(3,712)
United States		—		1,144,175		107,281		1,251,456	1.98		(17,733)		(6,209)
The British Virgin Islands		—		657,521		—		657,521	1.04		(3,160)		(557)
Mexico		—		574,795		—		574,795	0.91		(8,208)		(5,577)
Bermuda		—		535,077		—		535,077	0.85		(10,509)		(75)
Others		—		957,904		5,221		963,125	1.50		(3,453)		(3,163)

		—		5,851,484		112,502		5,963,986	9.41		(51,493)		(19,293)

Africa:
Marshall Islands		—		2,294,266		—		2,294,266	3.63		(6,394)		(436)
Liberia		—		377,121		—		377,121	0.60		(3,998)		(18,511)
Madagascar		—		426,191		—		426,191	0.67		(2,678)		(1,646)
Others		—		427,770		1,250		429,020	0.68		(14,317)		(1,567)

		—		3,525,348		1,250		3,526,598	5.58		(27,387)		(22,160)

	￦	13,185,253	￦	43,614,408	￦	6,487,354	￦	63,287,015	100.00	￦	(411,701)	￦	(1,813,633)

2)	Loans by industry as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	Loans									Deferred loan origination fees		Allowances
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	￦	10,470,979	￦	24,941,479	￦	339,935	￦	35,752,393	53.64	￦	(177,930)	￦	(1,681,999)
Transportation		210,980		7,560,189		1,033		7,772,202	11.66		(65,483)		(35,924)
Financial institutions		339,000		3,898,601		4,210,764		8,448,365	12.68		(7,065)		(22,093)
Wholesale and retail		563,043		1,651,128		34,381		2,248,552	3.37		(1,366)		(13,783)
Real estate		—		524,674		—		524,674	0.79		(2,520)		(454)
Construction		1,944,920		2,022,050		23,214		3,990,184	5.99		(4,704)		(233,044)
Public sector and others		261,258		7,639,395		12,991		7,913,644	11.87		(201,905)		(32,765)

	￦	13,790,180	￦	48,237,516	￦	4,622,318	￦	66,650,014	100.00	￦	(460,973)	￦	(2,020,062)

(DECEMBER 31, 2014)

	Loans									Deferred loan origination fees
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)			Allowances
Manufacturing	￦	10,298,585	￦	22,253,694	￦	467,030	￦	33,019,309	52.17	￦	(144,237)	￦	(1,520,018)
Transportation		189,080		7,196,184		—		7,385,264	11.67		(54,801)		(40,092)
Financial institutions		165,000		3,606,430		5,872,482		9,643,912	15.24		(7,657)		(21,648)
Wholesale and retail		679,773		1,365,503		60,475		2,105,751	3.33		2,888		(12,868)
Real estate		—		363,744		—		363,744	0.57		(2,313)		(386)
Construction		1,633,308		1,810,385		26,210		3,469,903	5.48		(5,092)		(189,163)
Public sector and others		219,507		7,018,468		61,157		7,299,132	11.54		(200,489)		(29,458)

	￦	13,185,253	￦	43,614,408	￦	6,487,354	￦	63,287,015	100.00	￦	(411,701)	￦	(1,813,633)

3)	Concentration of credit risk of securities (debt securities) by industry as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015			December 31, 2014
	Amount		Ratio (%)	Amount		Ratio (%)
Financial assets at FVTPL
Government and government-sponsored institutions	￦	35,228	53.80	￦	—	—
Banking and insurance		18,384	28.08		—	—
Others		11,866	18.12		—	—

Subtotal		65,478	100.00		—	—

AFS financial assets
Government and government-sponsored institutions	￦	106,997	19.84	￦	82,952	18.58
Banking and insurance		315,465	58.49		311,862	69.87
Others		116,917	21.67		51,550	11.55

Subtotal		539,379	100.00		446,364	100.00

Held-to-maturity financial assets
Government and government-sponsored institutions		19,408	17.55		11,016	28.32
Banking and insurance		71,734	64.86		27,883	71.68
Others		19,460	17.59		—	—

Subtotal		110,602	100.00		38,899	100.00

Total	￦	715,459		￦	485,263

4)	Concentration of credit risk of securities (debt securities) by country as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015			December 31, 2014
	Amount		Ratio (%)	Amount		Ratio (%)
Financial assets at FVTPL
Korea	￦	35,228	53.80	￦	—	—
Others		30,250	46.20		—	—

Subtotal		65,478	100.00		—	—

AFS financial assets
Korea	￦	215,350	39.93	￦	227,585	50.99
Others		324,029	60.07		218,779	49.01

Subtotal		539,379	100.00		446,364	100.00

Held-to-maturity financial assets
Korea		28,479	25.75		—	—
Others		82,123	74.25		38,899	100.00

Subtotal		110,602	100.00		38,899	100.00

Total	￦	715,459		￦	485,263

5)	Credit enhancement and its financial effect as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	Loans (*1)		Acceptances and guarantees		Unused loan commitments		Total
Maximum exposure to credit risk	￦	66,189,041	￦	65,194,023	￦	27,073,534	￦	158,456,598

Credit enhancement:
Deposits and savings		69,871		76,108		723		146,702
Export guarantee insurance		106,884		2,120,567		—		2,227,451
Guarantee		1,072,530		1,477,408		3,566,267		6,116,205
Securities		222,500		84,848		115,048		422,396
Real estate		1,104,486		51,531		30,109		1,186,126
Ships		790,401		223,466		16,540		1,030,407
Others		1,485,424		16,711		295,614		1,797,749

Subtotal		4,852,096		4,050,639		4,024,301		12,927,036

Exposure to credit risk after deducting credit enhancement	￦	61,336,945	￦	61,143,384	￦	23,049,233	￦	145,529,562

(*1)	Loans exclude loans valuation adjustment related to evaluation of fair value hedging

(DECEMBER 31, 2014)

	Loans (*1)		Acceptances and guarantees		Unused loan commitments		Total
Maximum exposure to credit risk	￦	62,875,314	￦	61,372,941	￦	28,415,294	￦	152,663,549

Credit enhancement:
Deposits and savings		75,700		86,025		—		161,725
Export guarantee insurance		117,296		2,309,306		—		2,426,602
Guarantee		984,943		1,389,185		844,169		3,218,297
Securities		212,006		189,280		19,172		420,458
Real estate		1,107,765		50,390		45,990		1,204,145
Ships		749,069		181,253		172,598		1,102,920
Others		785,911		—		351,198		1,137,109

Subtotal		4,032,690		4,205,439		1,433,127		9,671,256

Exposure to credit risk after deducting credit enhancement	￦	58,842,624	￦	57,167,502	￦	26,982,167	￦	142,992,293

(*1)	Loans exclude loans valuation adjustment related to evaluation of fair value hedging

4-3.	Liquidity risk

(1)	Overview of liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its payment obligations arising from financial liabilities as they become due. The Bank discloses all financial asset, financial liabilities and off-balance-sheet items, such as loan commitments and analysis of the contractual maturity, which are related to liquidity risk, into seven categories. The cash flows disclosed in the maturity analysis are undiscounted contractual amounts, including principal and future interest, which resulted in disagreement with the discounted cash flows included in the separate statements of financial position. However, for derivatives, each discounted cash flow consisting of current fair value is presented.

(2)	Principles of the liquidity risk management

①	Liquidity risk is managed with integration. The Bank measures, reports and controls liquidity risk by quantification with reasonable method.

②	Liquidity risk reflects financing plans and fund-using plans, and the Bank reports the liquidity risk with preciseness, timeliness and consistency.

③	The Bank establishes liquidity risk management strategy by analyzing liquidity maturity, liquidity gap structure and market environment.

(3)	Liquidity risk management

Risk management department monitors changes by liquidity risk sources and compliance of risk limits. It notifies related departments to prepare countermeasures in case the measured liquidity risk is close to risk limits. Also, it analyzes crisis situations and effects of the crisis situations and reports to the Risk Management Committee on a regular basis. Each related department monitors changes of liquidity risk sources and compliance of risk limits by itself and if exposure to new risk is expected, it discusses the matter with the head of risk management department.

(4)	Measurement of liquidity risk

The Bank measures liquidity ratio, liquidity gap ratio and others for local currency and foreign currency and simulates analysis reflecting market environment, product features and the Bank’s strategies.

(5)	Analysis on remaining contractual maturity of financial assets and liabilities

Remaining contractual maturity and amount of financial assets and liabilities as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(JUNE 30, 2015)

	On demand		Within one month		One to three months		Three to six Months		Six to 12 months		One year to five years		More than five years		Total
Financial assets:
Cash and due from financial institutions	￦	922,222	￦	112,447	￦	236,294	￦	50,534	￦	81,541	￦	1,908,972	￦	—	￦	3,312,010
Financial assets at FVTPL		1,286,713		—		—		—		—		—		—		1,286,713
Hedging derivative Assets		—		7,921		2,760		775		2,695		99,410		154,517		268,078
Loans		12,198		5,766,038		6,947,315		7,928,945		10,389,613		23,644,628		17,797,097		72,485,834
AFS financial assets		4,339,199		12,758		13,240		39,493		51,055		324,487		204,161		4,984,393
Held-to-maturity financial assets		—		131		446		17,831		1,255		82,373		20,292		122,328
Other financial assets		—		542,761		200		—		231,644		34,692		164,319		973,616

	￦	6,560,332	￦	6,442,056	￦	7,200,255	￦	8,037,578	￦	10,757,803	￦	26,094,562	￦	18,340,386	￦	83,432,972

Financial liabilities:
Financial liabilities at FVTPL	￦	635,604	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	635,604
Hedging derivative liabilities		—		141,151		50,643		35,138		478,207		1,180,514		313,913		2,199,566
Borrowings		—		993,656		1,802,066		2,161,966		1,379,117		3,186,884		1,948,680		11,472,369
Debentures		—		2,197,813		2,218,900		4,357,805		6,701,711		26,519,154		15,152,523		57,147,906
Other financial liabilities		—		614,555		—		281		664		25,730		543,159		1,184,389

	￦	635,604	￦	3,947,175	￦	4,071,609	￦	6,555,190	￦	8,559,699	￦	30,912,282	￦	17,958,275	￦	72,639,834

Off-balance-sheet items(*1):
Commitments	￦	27,073,534	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	27,073,534
Financial guarantee contracts		11,086,007		—		—		—		—		—		—		11,086,007

	￦	38,159,541	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	38,159,541

(*1)	Guarantees and loan commitments and other credit facilities provided by the Bank have maturities. However, if the counterparty requests the payment immediately, the payment must be fulfilled.

(DECEMBER 31, 2014)

	On demand		Within one month		One to three months		Three to six months		Six to 12 months		One year to five years		More than five years		Total
Financial assets:
Cash and due from financial institutions	￦	830,674	￦	279,906	￦	231,044	￦	60,485	￦	52,005	￦	1,661,796	￦	—	￦	3,115,910
Financial assets at FVTPL		1,197,499		—		—		—		—		—		—		1,197,499
Hedging derivative assets		—		503		467		—		15,086		103,983		168,385		288,424
Loans		12,199		7,931,753		6,013,001		10,114,231		7,784,273		21,786,151		15,382,784		69,024,392
AFS financial assets		4,339,990		1,262		1,419		31,766		62,004		283,619		101,805		4,821,865
Held-to-maturity financial assets		—		—		22,527		392		16,879		—		—		39,789
Other financial assets		—		498,998		—		—		230,513		33,423		165,048		927,982

	￦	6,380,362	￦	8,712,422	￦	6,268,458	￦	10,206,874	￦	8,160,760	￦	23,868,972	￦	15,818,022	￦	79,415,870

Financial liabilities:
Financial liabilities at FVTPL	￦	489,069	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	489,069
Hedging derivative liabilities		—		60,613		258,861		103,780		198,459		1,109,788		251,955		1,983,456
Borrowings		—		682,671		773,143		3,134,883		1,263,810		2,738,181		1,663,722		10,256,410
Debentures		—		2,560,097		3,638,227		3,078,023		6,964,062		22,161,849		14,326,752		52,729,010
Other financial liabilities		—		2,570,426		—		—		—		—		108		2,570,534

	￦	489,069	￦	5,873,807	￦	4,670,231	￦	6,316,686	￦	8,426,331	￦	26,009,818	￦	16,242,537	￦	68,028,479

Off-balance-sheet items(*1):
Commitments	￦	28,415,294	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	28,415,294
Financial guarantee contracts		8,830,564		—		—		—		—		—		—		8,830,564

	￦	37,245,858	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	37,245,858

(*1)	Guarantees and loan commitments and other credit facilities provided by the Bank have maturities. However, if the counterparty requests the payment immediately, the payment must be fulfilled.

4-4.	Market risk

(1)	Overview of market risk

1)	Definition of market risk

Market risk is the risk of possible losses that arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments. The Bank classifies exposures to market risk into either foreign exchange rate risk or interest rate risk. Foreign exchange risk means that possible losses on assets and liabilities denominated in foreign currency due to changes of foreign exchange rate. Interest rate risk means that possible losses on assets and liabilities due to changes of interest rate.

2)	Market risk management group

The Bank operates the Risk Management Committee and the Risk Management Council for managing risks and risk limits. The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council for practical matters, such as managing adequate assets and liabilities by analyzing foreign exchange risk, interest rate risk, liquidity risk, money balance plan and effects by initiating new product. Market risk is managed by product and currency for minimizing segments exposed to changes of foreign exchange, interest rate and securities’ price. Foreign exchange risk is measured by definite method and probabilistic method and definite method is used for limits management. Interest rate value at risk (VaR) and interest rate earning at risk (EaR) are measured by BIS standards, definite method and probabilistic method and definite method is used for limits management. Meanwhile, the Bank performs financial crisis analysis supposing exceptional, but possible events for evaluating latent weakness. The analysis is used for important decision making, such as risk mitigation, emergency plan development and limit setup. The results of the analysis are reported to the board of directors and management on a quarterly basis.

(2)	Foreign exchange risk

1)	Management of foreign exchange risk

Foreign exchange risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of foreign exchange risk by source and compliance of risk limits regularly. A finance division head also monitors changes of foreign exchange risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that foreign exchange risk exceeds risk limit. If foreign exchange risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2)	Measurement of foreign exchange risk

Foreign exchange risk is managed by foreign exchange VaR and foreign exchange position. Foreign exchange VaR is measured on a monthly basis and foreign exchange position is measured on a daily basis. It is measured separately by currency for assets and liabilities denominated in foreign currency exceeding 5% of total assets and liabilities denominated in foreign currency.

3)	Measurement method

①	VaR

The Bank uses a yearly VaR to measure market risk. The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates VaR using equal weighted-average method based on historical changes in market rates, prices and volatilities over the previous five years data and measures VaR at a 99% single tail confidence level. VaR is a commonly used market risk management technique. However, the method has some shortcomings.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different, depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one day or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

②	Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of foreign exchange that has significant influent on the value of portfolio. The Bank mainly uses historical scenario tool and also uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

③	Results of measurement

Results of foreign exchange VaR as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015								December 31, 2014
	Average		Minimum		Maximum		Ending		Average		Minimum		Maximum		Ending
Foreign exchange risk	￦	29,332	￦	17,257	￦	42,271	￦	42,271	￦	124,101	￦	52,367	￦	193,054	￦	122,907

(3)	Interest rate risk

1)	Management of interest rate risk

Interest rate risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of interest rate risk by source and compliance of risk limits regularly. A finance division head also monitors changes of interest rate risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that interest rate risk exceeds risk limit. If interest rate risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2)	Measurement of interest rate risk

Interest rate risk is managed by measuring interest rate EaR and interest rate VaR and uses interest rate sensitivity gap and duration gap as supplementary index. Interest rate EaR and interest rate VaR are measured on a monthly basis, and interest rate sensitivity gap and duration gap are measured on a daily basis. The Bank simulates analysis reflecting market environment, product features and the Bank’s strategies.

3)	Measurement method

①	VaR

The Bank uses a yearly VaR to measure market risk. The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates VaR using equal weighted-average method based on historical changes in market rates, prices and volatilities over the previous five years data and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. VaR is a commonly used market risk management technique. However, the method has some shortcomings.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one day or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient or too long, the VaR results may understate or overstate the potential loss.

②	Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of interest rate that has significant influence on the value of portfolio. The Bank mainly uses historical scenario tool and also uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

③	Results of measurement

Results of interest rate VaR as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015								December 31, 2014
	Average		Minimum		Maximum		Ending		Average		Minimum		Maximum		Ending

Interest rate risk	￦	113,684	￦	70,772	￦	159,305	￦	70,772	￦	40,828	￦	5,613	￦	159,309	￦	24,663

4-5.	Capital risk

The Bank follows the standard of capital adequacy established by the Financial Services Commission. The standard is based on Basel III, which was established by Basel Committee on Banking Supervision in BIS. According to the standard, domestic banks should maintain at least 8% or above of BIS capital ratio for risk-weighted asset, and quarterly report BIS capital ratio to the FSS.

According to Korean Banking Supervision rules for operations, the Bank’s capitals are mainly divided into two categories:

1)	Tier 1 capital (basic capital): Basic capital is composed of capital stock-common and other basic capital. Capital stock-common includes common stock satisfied with qualifications, capital surplus, retained earnings, accumulated other comprehensive income, other reserves and non-controlling interests among the common stock of consolidated subsidiaries. Other basic capital includes securities and capital surplus satisfied with qualifications.

2)	Tier 2 capital (supplementary capital): Supplementary capital is composed of the securities and capital surplus satisfied with qualifications, non-controlling interests among the securities of consolidated subsidiaries and the amounts of less than below 1.25% of credit risk-weighted asset like allowance for credit losses in respect of credits classified as normal or precautionary.

The risk-weighted asset includes intrinsic risks in total assets, errors of internal operation processes and loss risk from external events. It indicates a size of assets reflecting the level of risks that the Bank bears. The Bank computes the risk-weighted asset by risks (credit risk, market risk and operational risk) and uses it for calculation of BIS capital ratio.

BIS capital ratio of the Bank as of June 30, 2015, and December 31, 2014, is as follows:

(June 30, 2015)

	June 30, 2015		December 31, 2014
Basic capital	￦	9,359,128	￦	9,320,842
Supplementary capital		1,276,614		1,222,933

Total		10,635,742		10,543,775

Risk-weighted asset		104,967,356		100,444,378
BIS capital ratio (%)		10.13		10.50

5.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES:

5-1.	Classification and fair value

(1)	Carrying amounts and fair values of financial instruments as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	Classification	June 30, 2015				December 31, 2014
		Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and due from financial institutions	Non-recurring	￦	3,311,128	￦	3,311,384	￦	3,113,988	￦	3,114,046
Financial assets at FVTPL	Recurring		1,286,713		1,286,713		1,197,499		1,197,499
Hedging derivative assets	Recurring		268,078		268,078		288,424		288,424
Loans	Non-recurring		64,254,292		66,368,411		61,158,553		62,154,900
AFS financial assets	Recurring		4,833,606		4,833,606		4,752,625		4,752,625
Held-to-maturity financial assets	Non-recurring		110,602		110,637		38,899		38,985
Other financial assets	Non-recurring		852,594		852,594		808,893		808,893

		￦	74,917,013	￦	77,031,423	￦	71,358,881	￦	72,355,372

Financial liabilities:
Financial liabilities at FVTPL	Recurring	￦	635,604	￦	635,604	￦	489,069	￦	489,069
Hedging derivative liabilities	Recurring		2,199,566		2,199,566		1,983,456		1,983,456
Borrowings	Non-recurring		11,198,922		11,249,910		10,018,281		10,064,196
Debentures	Non-recurring		50,888,744		51,818,038		47,291,703		48,661,241
Other financial liabilities	Non-recurring		1,184,389		1,184,389		2,570,535		2,570,535

		￦	66,107,225	￦	67,087,507	￦	62,353,044	￦	63,768,497

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits them to be compared with their carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods for measuring fair value of financial instruments are as follows:

Financial instruments	Method of measuring fair value

Loans and receivables

As demand deposits and transferable deposits do not have maturity and are readily convertible to cash. Carrying amounts of these deposits are regarded as the nearest amounts of fair values. Fair values of other deposits are determined by discounted cash flow model (“DCF model”).

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows by contractual cash flows with prepayment rate taken into account by appropriate discount rate.

Investment securities	Trading financial assets and liabilities and AFS financial assets are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker or using valuation techniques.

Derivatives

For exchange-traded derivative, quoted price in active market is used to determine fair value and for over-the-counter (OTC) derivative, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair value of plain OTC derivatives including option, interest rate swap and currency swap based on observable market parameters. However, some complex financial instruments are valued using the results of independent pricing services, where part or all of the inputs are not observable in the market.

The adjustment for credit risk is reflected in cash flow, and the Bank’s credit risk are considered in the discount rate

Borrowings

Fair value is determined using DCF model discounting contractual future cash flows by appropriate discount rate.

The adjustment for credit risk is reflected in cash flow and the Bank’s credit risk is considered in the discount rate.

Debentures

Fair value of debentures denominated in local currency is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets.

Fair value of debentures denominated in foreign currency is determined by DCF model.

The adjustment for credit risk is reflected in cash flow and the Bank’s credit risk is considered in the discount rate.

Fair values of financial assets and financial liabilities classified as fair value Level 3 of the fair value hierarchy are determined by using the valuation of independent third-party pricing services. Meanwhile, carrying amounts of other financial assets and financial liabilities are regarded as the nearest amounts of fair values.

(2)	Fair value hierarchy

Fair value hierarchy of financial assets and liabilities, which are not measured at fair value as of June 30, 2015, and December 31, 2014, is as follows (Korean won in millions):

(June 30, 2015)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial institutions	￦	—	￦	3,311,384	￦	—	￦	3,311,384
Loans		—		—		66,368,411		66,368,411
Held-to-maturity financial assets		—		110,637		—		110,637
Other financial assets		—		—		852,594		852,594

	￦	—	￦	3,422,021	￦	67,221,005	￦	70,643,026

Financial liabilities:
Borrowings	￦	—	￦	11,249,910	￦	—	￦	11,249,910
Debentures		—		51,818,038		—		51,818,038
Other financial liabilities		—		—		1,184,389		1,184,389

	￦	—	￦	63,067,948	￦	1,184,389	￦	64,252,337

(December 31, 2014)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial institutions	￦	—	￦	3,114,046	￦	—	￦	3,114,046
Loans		—		—		62,154,900		62,154,900
Held-to-maturity financial assets		—		38,985		—		38,985
Other financial assets		—		—		808,893		808,893

	￦	—	￦	3,153,031	￦	62,963,793	￦	66,116,824

Financial liabilities:
Borrowings	￦	—	￦	10,064,196	￦	—	￦	10,064,196
Debentures		—		48,661,241		—		48,661,241
Other financial liabilities		—		—		2,570,535		2,570,535

	￦	—	￦	58,725,437	￦	2,570,535	￦	61,295,972

Fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2015, and December 31, 2014, is as follows (Korean won in millions):

(June 30, 2015)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	1,186,055	￦	100,658	￦	—	￦	1,286,713
Hedging derivative assets		—		268,078		—		268,078
AFS financial assets		195,943		539,380		3,693,781		4,429,104

	￦	1,381,998	￦	908,116	￦	3,693,781	￦	5,983,895

Financial liabilities:
Financial liabilities at FVTPL	￦	—	￦	635,604	￦	—	￦	635,604
Hedging derivative liabilities		—		2,199,566		—		2,199,566

	￦	—	￦	2,835,170	￦	—	￦	2,835,170

(December 31, 2014)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	1,140,719	￦	56,780	￦	—	￦	1,197,499
Hedging derivative assets		—		288,424		—		288,424
AFS financial assets		207,881		446,365		3,677,652		4,331,898

	￦	1,348,600	￦	791,569	￦	3,677,652	￦	5,817,821

Financial liabilities:
Financial liabilities at FVTPL	￦	—	￦	489,069	￦	—	￦	489,069
Hedging derivative liabilities		—		1,983,456		—		1,983,456

	￦	—	￦	2,472,525	￦	—	￦	2,472,525

The Bank classifies financial instruments as three level of fair value hierarchy as below:

Level 1:	Financial instruments measured at quoted prices from active markets are classified as fair value Level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2:	Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as Level 2. This level includes the majority of debt and general OTC derivatives such as swap, futures and options.

Level 3:	Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as Level 3. This level includes unlisted equity securities, structured bonds and OTC derivatives.

The best estimate of fair value of financial instruments is a quoted price from active markets when the financial instruments are traded in an active exchange market (Level 1). If a quoted price of a financial instrument is available readily and regularly through exchange markets, sellers, brokers, industry groups, pricing services, supervisory services and the quoted price is arm’s-length transaction between knowledgeable, willing parties, the price of the financial instrument is regarded to be disclosed in an active market.

If there is not an active market, fair value of a financial instrument is determined by valuation techniques. The valuation techniques include using a recent transaction between knowledgeable, willing parties, fair value of the similar kind financial instrument, DCF model, option-pricing model and others. If a valuation technique is used by general market participants and it can provide reliable estimates of fair values, the valuation technique can be used. The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. The valuation techniques include all the inputs considered by market participants for determining price. The Bank adjusts valuation techniques regularly and reviews the validity of the techniques based on observable current price of the same kind financial instruments observable market data. The Bank believes that used valuation techniques are appropriate and fair values in the separate statements of financial position are reasonable. However, the fair values in the separate statements of financial position can be changed when different valuation techniques or different assumptions are used. Also, it can be difficult to compare fair values of the Bank to those of other financial institution because various valuation techniques and several assumptions are used.

3)	The valuation techniques and the input variables of Level 2 financial instruments

①	The valuation techniques and the input variables of Level 2 financial instruments subsequently not measured at fair value as of June 30, 2015, and December 31, 2014, are as follows (Unit: Korean won in millions):

(June 30, 2015)

	Fair value		Valuation techniques	Input factor
Financial assets:
Cash and due from financial institutions	￦	3,311,384	DCF	Discount rate
Held-to-maturity financial assets		110,637	DCF	Discount rate

Financial liabilities:
Borrowings	￦	11,249,910	DCF	Discount rate
Debentures		51,818,038	DCF	Discount rate

(December 31, 2014)

	Fair value		Valuation techniques	Input factor
Financial assets:
Cash and due from financial institutions	￦	3,114,046	DCF	Discount rate
Held-to-maturity financial assets		38,985	DCF	Discount rate

Financial liabilities:
Borrowings	￦	10,064,196	DCF	Discount rate
Debentures		48,661,241	DCF	Discount rate

②	The valuation techniques and the input variables of Level 2 financial instruments, measured at fair value after initial recognition, as of June 30, 2015, and December 31, 2014, are as follows (Unit: Korean won in millions):

(June 30, 2015)

	Fair value		Valuation techniques	Input factor
Financial assets:
Financial assets at FVTPL	￦	100,658	DCF	Discount rate
Hedging derivative assets		268,078	DCF	Discount rate
AFS financial assets		539,380	DCF	Discount rate
			Net Asset Value Method	Price of underlying assets

Financial liabilities:
Financial liabilities at FVTPL	￦	635,604	DCF	Discount rate
Hedging derivative liabilities		2,199,566	DCF	Discount rate

(December 31, 2014)

	Fair value		Valuation techniques	Input factor
Financial assets:
Financial assets at FVTPL	￦	56,780	DCF	Discount rate
Hedging derivative assets		288,424	DCF	Discount rate
AFS financial assets		446,365	DCF	Discount rate
			Net Asset Value Method	Price of underlying assets

Financial liabilities:
Financial liabilities at FVTPL	￦	489,069	DCF	Discount rate
Hedging derivative liabilities		1,983,456	DCF	Discount rate

4)	The valuation techniques and inputs of Level 3 financial instruments

①	The valuation techniques and significant unobservable inputs of Level 3 financial instruments subsequently not measured at fair value as of June 30, 2015, and December 31, 2014, are as follows (Unit: Korean won in millions):.

(June 30, 2015)

	Fair value		Valuation techniques	Input factor

Financial assets:
Loans	￦	66,368,411	DCF	Discount rate
Other financial assets		852,594	DCF	Discount rate

Financial liabilities:
Other financial liabilities	￦	1,184,389	DCF	Discount rate

(December 31, 2014)

	Fair value		Valuation techniques	Input factor
Financial assets:
Loans	￦	62,154,900	DCF	Discount rate
Other financial assets		808,893	DCF	Discount rate

Financial liabilities :
Other financial liabilities	￦	2,570,535	DCF	Discount rate

②	The valuation techniques and significant unobservable inputs of Level 3 financial instruments, measured at fair value after initial recognition as of June 30, 2015, and December 31, 2014, are as follows (Unit: Korean won in millions except for stock price):

(June 30, 2015)

	Fair value	Valuation techniques	Input factor which is significant but unobservable	Scope	Relation between unobservable input factor and estimate of fair value
AFS financial assets
Unlisted stock	3,693,781	Discounted cash flow	Discount rate	4.97%–16.49%	If discount rate is decreased (increased)/ if growth is increased (decrease), fair value is decreased (increased).
			Growth rate	—
		Option- pricing model	Volatility	5.45%	If volatility of stock price is increased (decreased)/if stock price increased (decreased), fair value is increased (decreased)
			Stock price	2,043 won

(December 31, 2014)

	Fair value	Valuation techniques	Input factor which is significant but unobservable	Scope	Relation between unobservable input factor and estimate of fair value
AFS financial assets
Unlisted stock	3,677,652	Discounted cash flow	Discount rate	3.97%–19.93%	If discount rate is decreased (increased)/ if growth is increased (decrease), fair value is decreased (increased).
			Growth rate	—
		Option- pricing model	Volatility	4.80%	If volatility of stock price is increased (decreased)/if stock price increased (decreased), fair value is increased (decreased)
			Stock price	494 won

5)	Changes in Level 3 financial assets that are measured at fair value for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

	Beginning balance		Profit (loss)	Other comprehensive income		Purchases/ issues		Sales/ settlements	Transfers into Level 3 / Transfers out of Level 3	Ending balance
Financial assets
AFS financial assets	￦	3,677,652	￦ (4,602)	￦	18,540	￦	26,119	￦ (839)	￦ (23,089)	￦	3,693,781

(2014)

	Beginning balance		Profit (loss)	Other comprehensive income		Purchases/ issues		Sales/ settlements	Transfers into Level 3 / Transfers out of Level 3		Ending balance
Financial assets
AFS financial assets	￦	3,596,430	￦ (33,161)	￦	85,950	￦	1,415	￦ (570)	￦	27,588	￦	3,677,652

6)	In relation with changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period and total gains or losses for financial instruments held at the end of the reporting period in the separate statement of comprehensive income for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

	2015		2014
Total losses for financial instruments held at the end of the reporting period	￦	(4,602)	￦	(29,485)
Total losses included in profit or loss for the period	￦	(4,602)	￦	(33,161)

7)	The sensitivity of fair value analysis for the Level 3 financial instruments

The Bank performed the sensitivity analysis for the Level 3 financial instruments for which fair value would be measured differently upon reasonably possible alternative assumptions. The Bank classified the effect from changes upon the alternative assumptions into favorable effect and unfavorable effect and presented the most favorable effect or the most unfavorable effect in the table hereunder. Stocks are the financial instruments subject to sensitivity analysis, which are classified as Level 3 and of which changes in fair value are recognized as other comprehensive income. Meanwhile, equity instruments, which are recognized as cost among the financial instruments and are classified as Level 3 are excluded from the sensitivity analysis.

Sensitivity analysis details per market risk variable of each Level 3 financial instrument held and measured at fair value as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
AFS Financial assets (*)	￦	—	￦	—	￦	3,555,691	￦ (991,530)

(*)	Changes in fair value of stocks are computed along with the increases or decreases in either growth rate from nil to 1% and discount rate or liquidation value from negative 1% to 1% and discount rate, which are unobservable inputs.

(December 31, 2014)

	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
AFS Financial assets (*)	￦	—	￦	—	￦	5,435,680	￦ (1,198,592)

(*)	Changes in fair value of stocks are computed along with the increases or decreases in either growth rate from nil to 1% and discount rate or liquidation value from negative 1% to 1% and discount rate, which are unobservable inputs.

8)	The table below provides the Bank’s financial assets and financial liabilities that are carried at cost since the fair values of the financial instruments are not readily determinable in the separate statements of financial position as of June 30, 2015, and December 31, 2014. (Korean won in millions):

	June 30, 2015		December 31, 2014
AFS financial assets
Unlisted securities (*)	￦	385,745	￦	385,845
Equity investments to unincorporated entities. (*)		18,757		34,882

	￦	404,502	￦	420,727

(*)	AFS financial assets are unlisted equity securities and equity investments and recorded as at cost since they do not have quoted prices in an active market and the fair values are not measured with reliability.

5-2.	Carrying amounts of financial instruments

Carrying amounts of financial instruments as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

	Financial assets at FVTPL		Loans		AFS financial assets		Held-to- maturity financial assets		Hedging derivative assets		Total
Cash and due from financial institutions	￦	—	￦	3,311,128	￦	—	￦	—	￦	—	￦	3,311,128
Financial assets at FVTPL		1,286,713		—		—		—		—		1,286,713
Hedging derivative assets		—		—		—		—		268,078		268,078
Loans		—		64,254,292		—		—		—		64,254,292
Financial investments		—		—		4,833,606		110,602		—		4,944,208
Other financial assets		—		852,594		—		—		—		852,594

Total	￦	1,286,713	￦	68,418,014	￦	4,833,606	￦	110,602	￦	268,078	￦	74,917,013

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities at FVTPL	￦	635,604	￦	—	￦	—	￦	635,604
Hedging derivative liabilities		—		—		2,199,566		2,199,566
Borrowings		—		11,198,922		—		11,198,922
Debentures		—		50,888,744		—		50,888,744
Other financial liabilities		—		1,184,389		—		1,184,389

Total	￦	635,604	￦	63,272,055	￦	2,199,566	￦	66,107,225

(December 31, 2014)

	Financial assets at FVTPL		Loans		AFS financial assets		Held-to- maturity financial assets		Hedging derivative assets		Total
Cash and due from financial institutions	￦	—	￦	3,113,988	￦	—	￦	—	￦	—	￦	3,113,988
Financial assets at FVTPL		1,197,499		—		—		—		—		1,197,499
Hedging derivative assets		—		—		—		—		288,424		288,424
Loans		—		61,158,553		—		—		—		61,158,553
Financial investments		—		—		4,752,625		38,899		—		4,791,524
Other financial assets		—		808,893		—		—		—		808,893

Total	￦	1,197,499	￦	65,081,434	￦	4,752,625	￦	38,899	￦	288,424	￦	71,358,881

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities at FVTPL	￦	489,069	￦	—	￦	—	￦	489,069
Hedging derivative liabilities		—		—		1,983,456		1,983,456
Borrowings		—		10,018,281		—		10,018,281
Debentures		—		47,291,703		—		47,291,703
Other financial liabilities		—		2,570,535		—		2,570,535

Total	￦	489,069	￦	59,880,519	￦	1,983,456	￦	62,353,044

5-3.	Offset on financial assets and financial liabilities

The Bank has conditional rights of setoff that are enforceable and exercisable only in the events mentioned in agreements regardless of meeting some or all of the offsetting criteria in K-IFRS 1032 for derivative assets, derivative liabilities, receivable spot exchanges and payable spot exchanges. Cash collaterals do not meet the offsetting criteria in K-IFRS 1032 but they can be set off with net amount of derivative assets and derivatives liabilities and net amount of receivables spot exchanges and payable spot exchanges.

The effects of netting agreements as of June 30, 2015, and December 31, 2014, are as follow (Korean won in millions):

(June 30, 2015)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statement of financial position		Amount that is not offset in the financial statements				Net Amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	368,735	￦	—	￦	368,735	￦	(274,863)	￦	—	￦	93,872
AFS financial assets		81,285		—		81,285		(74,861)		—		6,424
Held-to-maturity financial assets		40,836		—		40,836		(37,608)		—		3,228

		490,856		—		490,856		(387,332)		—		103,524

Financial liabilities:
Derivatives		2,835,170		—		2,835,170		(274,863)		(1,908,971)		651,336
Repurchase agreement (RP)		112,469		—		112,469		(112,469)		—		—

Total	￦	2,947,639	￦	—	￦	2,947,639	￦	(387,332)	￦	(1,908,971)	￦	651,336

(December 31, 2014)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statement of financial position		Amount that is not offset in the financial statements				Net amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	345,204	￦	—	￦	345,204	￦	(253,618)	￦	—	￦	91,586
AFS financial assets		112,508		—		112,508		(101,282)		—		11,226

		457,712		—		457,712		(354,900)		—		102,812

Financial liabilities:
Derivatives		2,472,524		—		2,472,524		(253,618)		(1,567,378)		651,528
RP		101,282		—		101,282		(101,282)		—		—

Total	￦	2,573,806	￦	—	￦	2,573,806	￦	(354,900)	￦	(1,567,378)	￦	651,528

6.	OPERATING SEGMENT:

Though the Bank conducts business activities related to financial services, in accordance with relevant laws, such as the Export-Import Bank of Korea Act, it does not report separate segment information, as management considers the Bank to be operating under one core business.

7.	CASH AND DUE FROM FINANCIAL INSTITUTIONS:

Restricted due from financial institutions as of June 30, 2015, and December 31, 2014, is as follows (Korean won in millions):

Detail	Financial Institution	June 30, 2015		December 31, 2014		Reason for restriction
Others	DEUTSCHE BANK TRUST COMPANY AMERICAS	￦	2,135	￦	908	Credit support annex for derivative transactions

8.	FINANCIAL ASSETS AT FVTPL:

Details of financial assets at FVTPL as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Debt securities	￦	65,478	￦	—

Equity securities
Beneficiary certificates		1,120,577		1,140,719

Derivative assets
Interest product		23,879		3,630
Currency product		76,779		53,150

Subtotal		100,658		56,780

Total	￦	1,286,713	￦	1,197,499

9.	FINANCIAL INVESTMENTS:

Details of financial investments as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
AFS securities in local currency
Equity securities
Marketable securities	￦	199,453	￦	217,250
Non-marketable securities		4,061,219		4,052,358
Equity investments to unincorporated entities		16,123		34,882
Others		13,009		1,771

Subtotal		4,289,804		4,306,261

AFS securities in foreign currency
Debt securities
Debt securities(*1)		539,379		446,364
Equity securities
Equity securities		4,423		—

Subtotal		543,802		446,364

Held-to-maturity securities in foreign currency
Debt securities
Debt securities(*1)		110,602		38,899

Total	￦	4,944,208	￦	4,791,524

(*1)	It includes debt securities, which are pledged as collateral amounting to ￦122,121 and ￦112,508 as of June 30, 2015, and December 31, 2014, respectively.

10.	LOANS:

Loans as presented below exclude loan valuation adjustment related to fair value hedging amounting to ￦85,313 million and ￦96,872 million as of June 30, 2015, and December 31, 2014, respectively.

(1)	Details of loans as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	Detail	June 30, 2015		December 31, 2014
Loans in local currency	Loans for export	￦	9,196,671	￦	9,271,874
	Loans for overseas investments		847,000		744,062
	Loans for import		1,142,037		1,088,873
	Troubled Debt Restructuring		2,280,679		1,776,744
	Others		323,793		303,700

	Subtotal		13,790,180		13,185,253

Loans in foreign currencies	Loans for export		23,806,095		20,590,839
	Loans for overseas investments		20,105,577		18,241,228
	Loans for rediscounted trading notes		539,568		439,680
	Loans for import		2,372,839		2,795,575
	Overseas funding loans		671,742		632,417
	Domestic usance bills		379,085		503,351
	Others		362,610		411,317

	Subtotal		48,237,516		43,614,407

Others	Foreign currency bills bought		1,062,386		1,353,180
	Advance for customers		40,640		32,033
	Call loans		2,361,470		4,803,319
	Interbank loans in foreign currency		1,157,822		298,823

	Subtotal		4,622,318		6,487,355

	Total loan		66,650,014		63,287,015
Net deferred origination fees and costs			(460,973)		(411,701)
Allowance for loan losses			(2,020,062)		(1,813,633)

Total		￦	64,168,979	￦	61,061,681

(2)	Changes in allowance for loan losses for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

	Individual assessment		Collective assessment		Total
Beginning balance	￦	1,473,030	￦	340,603	￦	1,813,633
Written-off		(116,635)		(3,951)		(120,586)
Collection of written-off loans		—		384		384
Loan-for-equity swap		(15,223)		(10,726)		(25,949)
Others		—		(544)		(544)
Unwinding effect		(13,904)		(947)		(14,851)
Foreign exchange translation		1,327		3,252		4,579
Provision for loan losses		194,240		169,156		363,396
Transfer		32,308		(32,308)		—

Ending balance	￦	1,555,143	￦	464,919	￦	2,020,062

(2014)

	Individual assessment		Collective assessment		Total
Beginning balance	￦	2,099,283	￦	283,017	￦	2,382,300
Written-off		(35,924)		(11,814)		(47,738)
Collection of written-off loans		—		387		387
Loan-for-equity swap		(1,048,877)		(7,549)		(1,056,426)
Others		—		253		253
Unwinding effect		(29,427)		(2,119)		(31,546)
Foreign exchange translation		1,787		3,466		5,253
Provision for loan losses		450,267		110,883		561,150
Transfer		35,922		(35,922)		—

Ending balance	￦	1,473,031	￦	340,602	￦	1,813,633

11.	INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

(1)	Details of investments in associates and subsidiaries as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

Company	Detail	Location	Business	Year-end	Owner ship (%)	Net asset (*1)		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Finance	December	100.00	￦	45,101	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Finance	December	100.00		12,633		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Finance	December	85.00		23,515		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Finance	December	100.00		57,724		49,139
Korea Asset Management Corporation	Associate	Korea	Finance	December	25.86		407,255		380,520
Credit Guarantee and Investment Fund (*1)	Associate	Philippines	Finance	December	14.28		115,784		115,486
Korea Marine Guarantee Incorporated Company	Associate	Korea	Finance	December	49.99		29,711		30,000
SUNGDONG Shipbuilding & Marine Engineering Co, Ltd. (*1)	Associate	Korea	Shipbuilding	December	70.71		(900,250)		—
DAESUN Shipbuilding & Engineering Co, Ltd. (*1)	Associate	Korea	Shipbuilding	December	67.27		(243,017)		—

Total								￦	659,150

(*1)	Net assets for subsidiaries are shown after consideration of ownership.

(December 31, 2014)

Company	Detail	Location	Business	Year-end	Owner ship (%)	Net asset		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Finance	December	100.00	￦	41,274	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Finance	December	100.00		11,479		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Finance	December	85.00		23,032		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Finance	December	100.00		55,408		49,139
Korea Asset Management Corporation	Associate	Korea	Finance	December	25.86		407,868		380,520
Credit Guarantee and Investment Fund (*1)	Associate	Philippines	Finance	December	14.28		112,522		115,486
Korea Marine Guarantee Incorporated Company	Associate	Korea	Finance	December	49.99		30,000		30,000
SUNGDONG Shipbuilding & Marine Engineering Co, Ltd. (*2)	Associate	Korea	Shipbuilding	December	70.71		(680,342)		—
DAESUN Shipbuilding & Engineering Co, Ltd. (*2)	Associate	Korea	Shipbuilding	December	67.27		(239,738)		—

Total								￦	659,150

(*1)	As of June 30, 2015, and December 31, 2014, Credit Guarantee and Investment Fund are classified into an associate because the Bank has significant influence in the way of representation on the board of directors or equivalent governing body of the investee.
(*2)	These companies are under the Creditor-led work out program. And the Bank should have at least 75% of the Total creditor’s loans to have substantive control based on the creditor’s agreement. As the Bank only has 70.71% and 60.27% for SUNGDONG Shipbuilding & Marine Engineering Co., Ltd. and DAESUN Shipbuilding & Engineering Co., Ltd., respectively, of the total creditor’s loans, those are classified as associates.

(2)	Changes in investments in associates and subsidiaries for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

Company	Detail	Beginning balance		Acquisition		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		49,139
Korea Asset Management Corporation	Associate		380,520		—		—		380,520
Credit Guarantee and Investment Fund	Associate		115,486		—		—		115,486
Korea Marine Guarantee Incorporated Company	Associate		30,000		—		—		30,000
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.	Associate		—		—		—		—
DAESUN Shipbuilding & Engineering Co, Ltd.	Associate		—		—		—		—

Total		￦	659,150	￦	—	￦	—	￦	659,150

(2014)

Company	Detail	Beginning balance		Acquisition		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		49,139
Korea Asset Management Corporation	Associate		380,520		—		—		380,520
Credit Guarantee and Investment Fund	Associate		115,486		—		—		115,486
Korea Marine Guarantee Incorporated Company	Associate		—		30,000				30,000
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.	Associate		10		—		(10)		—
DAESUN Shipbuilding & Engineering Co, Ltd.	Associate		—		1		(1)		—

Total		￦	629,160		30,001		(11)	￦	659,150

(3)	Summarized financial information of associates and subsidiaries as of and for the six months ended June 30, 2015, and for the year ended December 31, 2014, is as follows (Korean won in millions):

(2015)

Company	Assets		Liabilities		Operating income (loss)		Net income (loss)
KEXIM Bank UK Limited	￦	511,553	￦	466,452	￦	2,840	￦	2,306
KEXIM Vietnam Leasing Co.		159,491		146,858		1,068		874
PT.KOEXIM Mandiri Finance		166,801		143,286		2,277		2,278
KEXIM Asia Limited		384,535		326,811		1,746		1,464
Korea Asset Management Corporation		2,426,501		851,657		41,706		35,513
Credit Guarantee and Investment Fund		836,075		25,263		3,541		3,398
Korea Marine Guarantee Incorporated Company		60,028		605		(289)		(289)
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.		1,990,444		3,263,602		(180,589)		(310,081)
DAESUN Shipbuilding & Engineering Co, Ltd.		404,434		765,690		(8,737)		(16,325)

(2014)

Company	Assets		Liabilities		Operating income (loss)		Net income (loss)
KEXIM Bank UK Limited	￦	497,285	￦	456,011	￦	23,257	￦	(2,606)
KEXIM Vietnam Leasing Co.		148,664		137,185		4,374		1,169
PT.KOEXIM Mandiri Finance		163,332		140,300		7,482		3,546
KEXIM Asia Limited		386,051		330,643		11,956		3,308
Korea Asset Management Corporation		2,388,025		810,810		112,832		95,281
Credit Guarantee and Investment Fund		792,311		4,893		3,819		3,816
Korea Marine Guarantee Incorporated Company		60,000		—		—		—
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.		2,062,669		3,024,827		(207,799)		(344,873)
DAESUN Shipbuilding & Engineering Co, Ltd.		406,464		762,845		(35,438)		19,667

12.	TANGIBLE ASSETS:

Changes in tangible assets for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

Detail	Beginning balance		Acquisitions		Disposals		Depreciation		Others		Ending balance
Lands	￦	191,306	￦	—	￦	—	￦	—	￦	—	￦	191,306
Buildings		72,676		—		—		(1,854)		(17)		70,805
Vehicles		1,378		131		(18)		(286)		—		1,205
Furniture and fixture		8,179		940		(2)		(1,528)		—		7,589

Total	￦	273,539	￦	1,071	￦	(20)	￦	(3,668)	￦	(17)	￦	270,905

(2014)

Detail	Beginning balance		Acquisitions		Transfer		Disposals		Depreciation		Ending balance
Lands	￦	189,585	￦	1,721	￦	—	￦	—	￦	—	￦	191,306
Buildings		21,727		13,317		39,855				(2,222)		72,677
Vehicles		938		883		—		(14)		(430)		1,377
Furniture and fixture		7,102		3,196		481		(21)		(2,579)		8,179
Construction in progress		17,167		23,169		(40,336)		—		—		—

Total	￦	236,519	￦	42,286	￦	—	￦	(35)	￦	(5,231)	￦	273,539

13.	INTANGIBLE ASSETS:

Changes in intangible assets for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

Detail	Beginning Balance		Acquisitions		Disposals		Amortization		Impairment		Ending Balance
Computer software	￦	4,725	￦	140	￦	—	￦	(677)	￦	—	￦	4,188
System development fees		8,785		2,436		—		(1,159)		—		10,062
Memberships		4,671		—		—		—		—		4,671

Total	￦	18,181	￦	2,576	￦	—	￦	(1,836)	￦	—	￦	18,921

(2014)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Impairment		Ending balance
Computer software	￦	3,954	￦	1,874	￦	—	￦	(1,103)	￦	—	￦	4,725
System development fees		8,573		2,337		—		(2,125)		—		8,785
Memberships		4,901		—		(230)		—		—		4,671

Total	￦	17,428	￦	4,211	￦	(230)	￦	(3,228)	￦	—	￦	18,181

14.	OTHER ASSETS:

(1)	Details of other assets as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Other financial assets:
Guarantee deposits	￦	34,826	￦	33,553
Accounts receivable		165,925		165,684
Accrued income		698,905		653,032
Receivable spot exchange		61		90
Allowances for loan losses on other assets		(47,123)		(43,466)

		852,594		808,893

Other assets:
Prepaid expenses		6,475		5,103
Advance payments		12		—
Prepaid corporate tax		1,422		—
Sundry assets		15,911		14,401

		23,820		19,504

Total	￦	876,414	￦	828,397

(2)	Changes in allowances for loan losses on other assets for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

	2015		2014
Beginning balance	￦	43,466	￦	14,304
Bad debts written off		(56)		—
Collection of written-off loans		—		35
Transfers in		3,657		29,162
Others		56		(35)

Ending balance	￦	47,123	￦	43,466

15.	BORROWINGS:

Details of borrowings as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

Detail	Lender	Interest rate (%)	Amount
Borrowings in foreign currencies:
Compulsory loan	MINISTRY OF STRATEGY AND FINANCE	LIBOR 3M+0.25– LIBOR 3M+0.78	￦	3,395,850
Long-term borrowings from foreign financial institutions	BANK OF TOKYO-MITSUBISHI UFJ, Ltd., and others	LIBOR 3M+0.45– LIBOR 3M+1.10		3,035,070
Discount on borrowings		—		(8,100)
Commercial papers (CP)	CITIBANK N.A., HONG KONG and others	0.12–0.58		4,198,343
Offshore CP	CITIBANK N.A., HONG KONG	0.30		56,205
Others (Foreign banks)	DBS BANK TD, SINGAPORE BRANCH and others	0.70–1.10		379,085

				11,056,453

Call money in local currencies	Korea Development Bank	1.55		30,000
Securities sold under RP		0.44		112,469

			￦	11,198,922

(December 31, 2014)

Detail	Lender	Interest rate (%)	Amount
Borrowings in foreign currencies:
Compulsory loan	MINISTRY OF STRATEGY AND FINANCE	0.25– LIBOR 3M+0.78	￦	3,359,507
Long term borrowings from foreign financial institutions	BANK OF TOKYO-MITSUBISHI UFJ, Ltd., and others	LIBOR 3M +0.35– LIBOR 3M + 1.10		2,790,601
Discount on borrowings		—		(9,025)
CP	CITIBANK N.A., HONG KONG and others	0.05–0.70		3,217,605
Offshore CP	BANK OF AMERICA NA and others	0.30		54,960
Others (Foreign banks)	DEUTSCHE BANK AG, LONDON BRANCH RBS(TOKYO) and others	0.46–1.95		503,351

				9,916,999

Securities sold under RP		0.40–0.45		101,282

			￦	10,018,281

16.	DEBENTURES:

Details of debentures as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015			December 31, 2014
Detail	Interest rate (%)	Amount		Interest rate (%)	Amount
Local currency:
Floating rate	CD91-0.05 –CD91+0.22	￦	360,000	2.65–3.76	￦	440,000
Fixed rate	1.55–4.9		9,030,000	2.04–4.9		8,230,000

Balance			9,390,000			8,670,000

Gain on fair value of hedged items			(1,817)
Discount on debentures:			(42,006)			(41,947)

Subtotal			9,346,177			8,628,053

Foreign currencies
Floating rate	Libor+0.0– Libor+1.7		7,524,265	Libor+0.0 –Libor+1.8		6,578,872
Fixed rate	0.20–9.32		33,812,241	0.08–9.32		31,805,227

Balance			41,336,506			38,384,099

Gain on fair value of hedged items			361,981			440,212
Discount on debentures			(155,920)			(160,661)

Subtotal			41,542,567			38,663,650

Total		￦	50,888,744		￦	47,291,703

17.	PROVISIONS:

(1)	Details of provisions as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Provisions for acceptances and guarantees	￦	167,379	￦	119,183
Provisions for unused loan commitments		105,605		175,994

Total	￦	272,984	￦	295,177

(2)	Changes in provisions for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

Detail	Acceptances and guarantees						Unused loan commitments		Total
	Individual assessment		Collective assessment		Subtotal
Beginning balance	￦	5,244	￦	113,939	￦	119,183	￦	175,994	￦	295,177
Foreign exchange translation		—		(22)		(22)		67		45
Additional Provisions (Reversal of provision)		47,098		1,120		48,218		(70,456)		(22,238)
Transfers in (out)		4,124		(4,124)		—		—		—

Ending balance	￦	56,466	￦	110,913	￦	167,379	￦	105,605	￦	272,984

(2014)

	Acceptances and guarantees								Total
Detail	Individual assessment		Collective assessment		Subtotal		Unused loan commitments
Beginning balance	￦	88,434	￦	67,178	￦	155,612	￦	89,742	￦	245,354
Foreign exchange translation		—		61		61		465		526
Additional Provisions (Reversal of provision)		(82,803)		46,313		(36,490)		85,787		49,297
Transfers in (out)		(387)		387		—		—		—

Ending balance	￦	5,244	￦	113,939	￦	119,183	￦	175,994	￦	295,177

18.	RETIREMENT BENEFIT PLAN:

The Bank operates both defined benefit plan and defined contribution plan.

(1)	Defined benefit plan

The Bank operates defined benefit plans, which have the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk.

The present value of the defined benefit obligation recognized in the separate statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method. The present value of the defined benefit obligation is calculated using the Projected Unit Credit method (the PUC). The data used in the PUC, such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data, which are annually updated.

Actuarial assumptions may differ from actual results due to change in the market, economic trend and mortality trend, which may affect defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income or loss.

(2)	Details of defined benefit obligation as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Present value of defined benefit obligations	￦	88,467	￦	82,626
Fair value of plan assets		(35,060)		(35,363)

Defined benefit obligation, net	￦	53,407	￦	47,263

(3)	Changes in net defined benefit obligations for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

	Present value of the defined benefit obligation		Plan assets		Net defined benefit obligation
Beginning balance	￦	82,626	￦	(35,363)	￦	47,263
Current service cost		5,609		—		5,609
Interest expense		1,674		—		1,674
Return on plan assets, excluding the interest income		—		(720)		(720)
Actuarial gains and losses arising from changes in financial assumptions		—		—		—
Actuarial gains and losses arising from empirical adjustment		—		—		—
Management fee on plan assets		—		—		—
Transfer in (out)		—		—		—
Benefits paid		(1,442)		1,023		(419)

Ending balance	￦	88,467	￦	(35,060)	￦	53,407

(2014)

	Present value of the defined benefit obligation		Plan assets		Net defined benefit obligation
Beginning balance	￦	62,179	￦	(34,311)	￦	27,868
Contributions from the employer		—		(1,000)		(1,000)
Current service cost		9,026		—		9,026
Interest expense		3,126		—		3,126
Return on plan assets, excluding the interest income		—		(1,737)		(1,737)
Actuarial gains and losses arising from changes in financial assumptions		10,364		733		11,097
Actuarial gains and losses arising from empirical adjustment		(490)		—		(490)
Management fee on plan assets		—		86		86
Transfer in (out)		620		(620)		—
Benefits paid		(2,199)		1,486		(713)

Ending balance	￦	82,626	￦	(35,363)	￦	47,263

(4)	Details of plan assets as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Cash and cash equivalent	￦	10,752	￦	13,199
Debt securities		2,451		4,541
Others		21,857		17,623

Total	￦	35,060	￦	35,363

(5)	Actuarial assumptions used in retirement benefit obligation assessment as of June 30, 2015, and December 31, 2014, are as follows:

	June 30, 2015	December 31, 2014
Discount rate	4.07%	4.07%
Expected wage growth rate	3.04%	3.04%

(6)	Retirement benefit cost incurred from the defined contribution plan for the six months ended June 30, 2015 and 2014, is as follows (Korean won in millions):

	2015		2014
Retirement benefit cost	￦	117	￦	119

19.	OTHER LIABILITIES:

Details of other liabilities as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Other financial liabilities:
Guarantee deposits	￦	571,569	￦	503,256
Foreign exchanges payable		97,193		148,452
Accounts payable		7,802		1,398,555
Accrued expenses		507,667		520,164
Guarantee deposit received		158		108

Subtotal		1,184,389		2,570,535

Other liabilities:
Allowance for credit loss in derivatives		13,068		10,931
Unearned income		226,047		226,748
Sundry liabilities		6,157		6,851

Subtotal		245,272		244,530

Total	￦	1,429,661	￦	2,815,065

20.	DERIVATIVES:

The Bank operates derivatives for trading and hedging instrument. Derivatives held for trading purpose are included in financial assets and liabilities at FVTPL.

(1)	Fair value hedge

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. When applying fair value hedge, the gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognized in profit or loss.

The Bank shall discontinue prospectively the cash flow hedge if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Any adjustment arising from the gain or loss on the hedged item attributable to the hedged risk to the carrying amount of a hedged financial instrument for which the effective interest method is used shall be amortized to profit or loss.

The Bank uses interest rate swaps for hedging changes of fair values in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of fair values in hedged items arising from changes in foreign exchange rates

(2)	Cash flow hedge

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and could affect profit or loss. When applying cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income; and the ineffective portion of the gain or loss on the hedging instrument shall be recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss.

The Bank shall discontinue prospectively the cash flow hedge if hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. The forecast transaction is no longer expected to occur, in which case any related cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective shall be reclassified from equity to profit or loss as a reclassification adjustment.

The Bank uses interest rate swaps for hedging changes of cash flows in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of cash flows in hedged items arising from changes in foreign exchange.

(3)	Details of derivative assets and liabilities as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	19,239,555	￦	218,329	￦	—	￦	23,879	￦	242,208
Currency:
Currency forwards		4,305,102		—		—		22,953		22,953
Currency swaps		16,594,679		49,749		—		53,826		103,575

Subtotal		20,899,781		49,749		—		76,779		126,528

Total	￦	40,139,336	￦	268,078	￦	—	￦	100,658	￦	368,736

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	19,239,555	￦	130,290	￦	1,590	￦	54,521	￦	186,401
Currency:
Currency forwards		4,305,102		—		—		67,703		67,703
Currency swaps		16,594,679		2,067,686		—		513,380		2,581,066

Subtotal		20,899,781		2,067,686		—		581,083		2,648,769

Total	￦	40,139,336	￦	2,197,976	￦	1,590	￦	635,604	￦	2,835,170

(December 31, 2014)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	13,806,343	￦	258,295	￦	—	￦	3,630	￦	261,925
Currency:
Currency forwards		1,842,284		—		—		4,966		4,966
Currency swaps		15,528,234		30,129		—		48,184		78,313

Subtotal		17,370,518		30,129		—		53,150		83,279

Total	￦	31,176,861	￦	288,424	￦	—	￦	56,780	￦	345,204

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	13,806,343	￦	89,641	￦	2,789	￦	28,612	￦	121,042
Currency:
Currency forwards		1,842,284		—		—		47,857		47,857
Currency swaps		15,528,234		1,891,026		—		412,600		2,303,626

Subtotal		17,370,518		1,891,026		—		460,457		2,351,483

Total	￦	31,176,861	￦	1,980,667	￦	2,789	￦	489,069	￦	2,472,525

(4)	Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Fair value hedge – hedged items	￦	71,407	￦	(238,627)
Fair value hedge – hedging instruments	￦	(696,011)	￦	517,629

(5)	The Bank recognized ￦1,078 million and ￦(365) million as other comprehensive income (losses) (not adjusting tax effect) and cash flow hedge ineffectiveness of ￦41 million and ￦27 million was recognized in earnings for the six months ended June 30, 2015 and 2014.

21.	CAPITAL STOCK:

As of June 30, 2015, the authorized capital and paid-in capital of the Bank are ￦15,000,000 million and ￦7,788,055 million, respectively. The Bank does not issue share certificates.

Changes in capital stock for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

	2015		2014
Beginning balance	￦	7,748,055	￦	7,238,055
Increase in capital and investment in kind		40,000		510,000

Ending balance	￦	7,788,055	￦	7,748,055

22.	OTHER COMPONENTS OF EQUITY:

(1)	Details of other components of equity as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Gain on valuation of AFS securities	￦	118,302	￦	116,276
Loss on valuation of cash flow hedge		(1,244)		(2,062)
Remeasurement elements of net defined benefit liability		(3,212)		(3,212)

Total	￦	113,846	￦	111,002

(2)	Changes in other reserves for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

(2015)

	Beginning balance		Increase		Tax effect		Ending balance
Gain (loss) on valuation of AFS securities	￦	116,276	￦	2,672	￦	(646)	￦	118,302
Loss on valuation of cash flow hedge		(2,062)		1,078		(260)		(1,244)
Remeasurement elements of net defined benefit liability		(3,212)		—		—		(3,212)

Total	￦	111,002	￦	3,750	￦	(906)	￦	113,846

(2014)

	Beginning balance		Increase (decrease)		Tax effect		Ending balance
Gain on valuation of AFS securities	￦	54,157	￦	81,950	￦	(19,831)	￦	116,276
Loss on valuation of cash flow hedge		(1,227)		(1,102)		267		(2,062)
Remeasurement elements of net defined benefit liability		4,827		(10,606)		2,567		(3,212)

Total	￦	57,757	￦	70,242	￦	(16,997)	￦	111,002

23.	RETAINED EARNINGS:

(1)	Details of retained earnings as of as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Legal reserve (*1)	￦	326,660	￦	319,984
Voluntary reserve (*2)		1,106,825		1,119,559
Reserve for bad loan		572,420		514,785
Unappropriated retained earnings		35,693		66,767

Total	￦	2,041,598	￦	2,021,095

(*1)	Pursuant to the EXIM Bank Act, the Bank appropriates 10% of net income for each accounting period as legal reserve, until the accumulated reserve equals to its paid-in capital.
(*2)	The Bank appropriates the remaining balance of net income, after the appropriation of legal reserve and declaration of dividends, to voluntary reserve.

(2)	Changes in retained earnings for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

	2015		2014
Beginning balance	￦	2,021,095	￦	1,954,328
Net income for the period		35,693		66,767
Dividends		(15,190)		—

Ending balance	￦	2,041,598	￦	2,021,095

(3)	Reserve for bad loans

Reserve for bad loans is calculated and disclosed according to Article 29 (1) and (2), Regulation on Supervision of Banking Business. In accordance with Regulation on Supervision of Banking Business etc., if the estimated allowance for credit loss determined by K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by Regulation on Supervision of Banking Business, the Bank should reserve such difference as the regulatory reserve for bad loans. Due to the fact that regulatory reserve for bad loans is a voluntary reserve, the amounts that exceed the existing reserve for bad loans over the compulsory reserve for bad loans at the period-end date are reversed in profit. In case of accumulated deficit, the Bank should recommence setting aside reserve for bad loans at the time when accumulated deficit is gone.

1)	Reserve for bad loans

Details of reserve for bad loans as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

	June 30, 2015		December 31, 2014
Accumulated reserve for bad loans	￦	572,420	￦	514,785
Expected reserve for bad loans		33,567		57,635

Reserve for bad loans	￦	605,987	￦	572,420

2)	Expected reserve for bad loans and net income after adjusting reserve for bad loans.

Details of expected reserve for bad loans and net income after adjusting the reserve for six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Net income for the period	￦	35,693	￦	77,055
Expected reserve for bad loans		(33,567)		67,114

Net profit after adjusting the reserve for bad loans (*1)	￦	2,126	￦	144,169

(*1)	Adjusted profit (loss) considering reserves for bad debt as above is calculated by assuming that the provision in reserves for bad debt before income tax is reflected in net income.

(4)	Details of dividends for the six months ended June 30, 2015, and for the year ended December 31, 2014, are as follows (Korean won in millions):

	2015		2014
The Government	￦	10,644	￦	—
BOK		2,284		—
Korea Development Bank		2,262		—

Total	￦	15,190	￦	—

24.	NET INTEREST INCOME:

Net interest income is the amount after deduction of interest expenses from interest income, and the details are as follows:

(1)	Details of interest income for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Interest of due from financial institutions:
Due from financial institutions in local currency	￦	1,786	￦	4,470
Due from financial institutions in foreign currencies		2,318		2,177

		4,104		6,647

Interest of financial assets at FVTPL:
Interest of trading securities		426		269
Interest of investments:
Interest of AFS securities		4,482		1,284
Interest of held-to-maturity securities		766		396

		5,248		1,680

Interest of loans:
Interest of loans in local currency		232,509		276,844
Interest of loans in foreign currencies		627,283		515,413
Interest of bills bought		4,295		12,022
Interest of advances for customers		36		70
Interest of call loans		7,388		7,212
Interest of interbank loans		1,341		181

		872,852		811,742

Interest of others		5,857		1,242

Total	￦	888,487	￦	821,580

Interest income accrued from impaired loan is ￦14,851 million and ￦16,775 million for the six months ended June 30, 2015 and 2014, respectively.

(2)	Details of interest expenses for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Interest of borrowings:
Borrowings in foreign currencies	￦	34,946	￦	19,458
RP		229		95
Interest of call money		1,433		5,650
Interest of debentures:
Interest of debentures in local currency		107,034		121,180
Interest of debentures in foreign currencies		454,799		496,102
Interest of others		3,460		2,262

Total	￦	601,901	￦	644,747

25.	NET COMMISSION INCOME:

Net commission income is the amount after deduction of commission expenses from commission income, and the details are as follows.

(1)	Details of commission income for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Commission income in local currency:
Commissions income on management of EDCF	￦	6,458	￦	5,756
Commissions income on management of IKCF		1,407		1,391

		7,865		7,147

Commission income in foreign currency:
Commissions income on letter of credit		1,458		1,460
Commissions income on confirmation on export letter of credit		385		417
Commissions income on loans commitment		38,126		42,772
Management fee		1		97
Arrangement fee		5,397		—
Advisory fee		1,178		15
Cancellation fee		3,066		2,817
Prepayment fee		1,856		21,355
Sundry commissions income on foreign exchange		267		73
Other commission income in foreign currency		378		—

		52,112		69,006

Others:
Other commission income		835		136
Guarantee fees on foreign currency:
Guarantee fees on foreign currency		93,838		86,722
Premium for guarantee		22,457		13,798

		116,295		100,520

Total	￦	177,107	￦	176,809

(2)	Details of commission expenses for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Commission expenses in local currency:
Commissions expenses on borrowings	￦	—	￦	132
Commissions expenses on domestic transaction		174		77
Other Commissions expenses on domestic transaction		27		—

		201		209

Commission expenses in foreign currency:
Service fees paid to credit-rating agency		1,950		1,064
Sundry commission expenses on foreign exchange		594		228
Commission expenses on offshore borrowings		—		15
Sundry commissions expenses on offshore transaction		9		23

		2,553		1,330

Others:
Other commissions expenses		522		245

Total	￦	3,276	￦	1,784

26.	DIVIDEND INCOME:

Details of dividend income for six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
AFS securities	￦	15,229	￦	10,442

27.	GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL:

Details of gain (loss) on financial assets at FVTPL for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Trading securities:
Gain on valuation	￦	5,975	￦	1,652
Loss on valuation		(219)		—
Gain on disposal		7,133		4,890
Loss on disposal		(58)		(52)

		12,831		6,490

Trading derivatives
Gain on valuation		100,573		164,626
Loss on valuation		(325,382)		(8,211)
Gain on transaction		157,769		145,055
Loss on transaction		(182,373)		(72,141)

		(249,413)		229,329

Total	￦	(236,582)	￦	235,819

28.	GAIN (LOSS) ON HEDGING DERIVATIVES:

Details of gain (loss) on hedging derivatives for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Gain on hedging derivatives	￦	96,354	￦	640,258
Loss on hedging derivatives		(792,324)		(122,600)

Total	￦	(695,970)	￦	517,658

29.	GAIN (LOSS) ON FINANCIAL INVESTMENTS:

(1)	Details of gain (loss) on financial investments for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
AFS securities:
Gain on disposals	￦	7,885	￦	2
Loss on disposals		(278)		—
Impairment loss		(50,271)		(33,684)

Total	￦	(42,664)	￦	(33,682)

(2)	There is no gain or loss on held-to-maturity securities for the six months ended June 30, 2015 and 2014, respectively. In addition, details of interest income of held-to-maturity securities are stated in Note 24.

30.	OTHER OPERATING INCOME (EXPENSES):

Details of other operating income (expenses) for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Other operating income:
Gain on disposal of loans	￦	—	￦	1
Gain on fair value hedged items		167,106		71,859
Others		12,315		14,883

		179,421		86,743

Other operating expenses:
Loss on fair value hedged items		95,699		310,486
Contribution to Credit Guarantee Fund and Technology Credit Guarantee Fund		2,543		2,642
Others		13,552		8,048

		111,794		321,176

Total	￦	67,627	￦	(234,433)

31.	(REVERSAL OF) IMPAIRMENT LOSS ON CREDIT:

Details of impairment loss (reversal) on credit for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Loans	￦	363,396	￦	147,844
Other financial assets		3,656		41,317
Guarantees		48,218		(33,758)
Unused loan commitments		(70,456)		55,293
Financial guarantee contract		(15,349)		1,510

Total	￦	329,465	￦	212,206

32.	GENERAL AND ADMINISTRATIVE EXPENSES:

Details of general and administrative expenses for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	Detail	2015		2014
General and administrative	Short-term salaries	￦	48,608	￦	45,724
Other expenses in financing department	Office expenses		26,868		22,076

	Subtotal		75,476		67,800

Office expenses of EDCF			845		811

General and administrative	Postemployment benefit (defined contributions)		117		119
Others	Postemployment benefit (defined benefits)		6,563		5,191
	Depreciation of tangible assets		3,668		2,119
	Amortization of intangible assets		1,836		1,578
	Taxes and duties		17,012		17,896

	Subtotal		29,196		26,903

	Total	￦	105,517	￦	95,514

33.	NON-OPERATING INCOME (EXPENSES):

Details of non-operating income (expenses) for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	Detail	2015		2014
Gain (loss) on investments in associates and subsidiaries	Dividend income	￦	8,057	￦	4,662

Others income	Gain on disposals of tangible assets		32		49
	Rent income		78		32
	Interest on other loans		69		75
	Revenue on research project		27		275
	Other miscellaneous Income		233		428

	Subtotal		439		859

Others expenses	Loss on disposal of tangible assets		2		1
	Expenses for contribution		1,887		1,597
	Court cost		247		58
	Expenses on research project		896		407
	Other miscellaneous expenses		84		43

	Subtotal		3,116		2,106

	Total	￦	5,380	￦	3,415

34.	INCOME TAX EXPENSE:

(1)	Details of income tax expenses for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Current income tax payable	￦	—	￦	—
Adjustment recognized in the period for current tax of prior periods		13,291		18,277
Changes in deferred income taxes due to temporary differences		11,883		(33,481)
Changes in deferred income taxes directly recognized in equity		(907)		46,094

Income tax expense	￦	24,267	￦	30,890

(2)	Details of the reconciliation between net income before income tax and income tax expense for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Net income before income tax	￦	59,960	￦	107,945
Income tax calculated at statutory tax rate (*)		14,279		25,661
Adjustments:
Effect on non-taxable income		(1,036)		(444)
Effect on non-deductible expense		540		213
Unrecognized temporary differences		—		2
Others		224		783

		(272)		554

Adjustment recognized in the period for current tax of prior periods		10,260		4,675

Income tax expense	￦	24,267	￦	30,890

Effective tax rate from operations		40.47%		28.62%

(*)	The corporate tax rate is 11% up to ￦200 million, 22% over ￦200 million to ￦20 billion and 24.2% over ￦20 billion.

35.	STATEMENTS OF CASH FLOWS:

(1)	Details of cash and cash equivalents in the statements of cash flows as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions)

	2015		2014
Due from financial institutions in local currency	￦	156,521	￦	230,325
Due from financial institutions in foreign currencies		3,154,607		1,489,722

Subtotal		3,311,128		1,720,047

Restricted due from financial institutions		(2,135)		(378)
Due from financial institutions with original maturities of three months or less at acquisition date		(2,038,971)		(159,300)

Subtotal		(2,041,106)		(159,678)

Total	￦	1,270,022	￦	1,560,369

(2)	Details of non-cash flow transactions for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

	2015		2014
Loan-for-equity swap	￦	6,870	￦	20,476
Gain (loss) on valuation of AFS securities		2,025		(144,099)

36.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Details of contingent liabilities and commitments as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

Detail		June 30, 2015		December 31, 2014
Guarantees	Confirmed	￦	52,128,577	￦	48,057,826
	Unconfirmed		13,065,446		13,315,115

	Subtotal	￦	65,194,023	￦	61,372,941

Loan commitments	Local currency, foreign currency loan commitments	￦	26,496,198	￦	28,054,430
	Others		708,683		401,767

	Subtotal		27,204,881		28,456,197

	Total	￦	92,398,904	￦	89,829,138

(2)	Details of guarantees that have been provided for others as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

Detail		June 30, 2015		December 31, 2014
Confirmed guarantees	Local currency:
	Performance of contracts	￦	115,175	￦	109,551
	Repayment of advances		86,247		104,842
	Others		111,978		154,201

	Subtotal		313,400		368,594

	Foreign currency:
	Performance of contracts		14,322,587		14,014,283
	Repayment of advances		21,794,700		20,466,526
	Acceptances of imported goods		5,512		18,478
	Acceptance of import letter of credit outstanding		173,569		182,686
	Foreign liabilities		8,326,714		6,631,195
	Others		7,192,095		6,376,064

	Subtotal		51,815,177		47,689,232

Unconfirmed guarantees	Foreign liabilities		2,707,484		2,290,655
	Repayment of advances		10,110,451		10,810,518
	Performance of contracts		242,533		128,093
	Underwriting of import credit		4,772		85,660
	Others		206		189

	Subtotal		13,065,446		13,315,115

	Total	￦	65,194,023	￦	61,372,941

(3)	Details of guarantees classified by country as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	40,783,504	78.24	￦	10,236,744	78.35	￦	51,020,248	78.26
	India		273,370	0.52		348,116	2.66		621,486	0.95
	Vietnam		603,652	1.16		627,949	4.81		1,231,601	1.89
	Saudi Arabia		1,404,892	2.70		307,196	2.35		1,712,088	2.63
	Indonesia		1,086,091	2.08		62,684	0.48		1,148,775	1.76
	Australia		698,145	1.34		135,420	1.04		833,565	1.28
	Philippines		489,736	0.94		116,445	0.89		606,181	0.93
	Qatar		304,830	0.58		32,400	0.25		337,230	0.52
	Singapore		295,950	0.57		16,253	0.12		312,203	0.48
	Jordan		197,273	0.38		6,516	0.05		203,789	0.31
	Oman		177,299	0.34		151,762	1.16		329,061	0.50
	Others		249,947	0.48		13,263	0.10		263,210	0.40

			46,564,689	89.33		12,054,748	92.26		58,619,437	89.91

Europe	France		468,336	0.90		149	—		468,485	0.72
	United Kingdom		81,738	0.16		1,649	0.01		83,387	0.13
	Netherlands		11,241	0.02		—	—		11,241	0.02
	Russia		63,231	0.12		—	—		63,231	0.10
	Uzbekistan		258,531	0.50		126,249	0.97		384,780	0.59
	Turkey		19,884	0.04		13,839	0.11		33,723	0.05
	Turkmenistan		11,219	0.02		230,319	1.76		241,538	0.37
	Others		7,026	0.01		49,179	0.38		56,205	0.09

			921,206	1.77		421,384	3.23		1,342,590	2.07

America	U.S.A.		2,559,772	4.91		56,531	0.43		2,616,303	4.01
	Mexico		309,332	0.59		2,886	0.02		312,218	0.48
	Bermuda		126,461	0.24		—	—		126,461	0.19
	Brazil		397,857	0.76		190,169	1.46		588,026	0.90
	Peru		102,976	0.20		—	—		102,976	0.16
	Others		147,729	0.28		148,193	1.13		295,922	0.46

			3,644,127	6.98		397,779	3.04		4,041,906	6.20

Africa	Madagascar		176,960	0.34		—	—		176,960	0.27
	Marshall Islands		608,785	1.17		78,450	0.60		687,235	1.05
	Others		212,810	0.41		113,085	0.87		325,895	0.50

			998,555	1.92		191,535	1.47		1,190,090	1.82

		￦	52,128,577	100.00	￦	13,065,446	100.00	￦	65,194,023	100.00

(December 31, 2014)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	38,752,119	80.64	￦	10,464,393	78.59	￦	49,216,512	80.19
	India		261,850	0.54		360,581	2.71		622,431	1.01
	Vietnam		451,926	0.94		752,422	5.65		1,204,348	1.96
	Saudi Arabia		956,198	1.99		138,281	1.04		1,094,479	1.78
	Indonesia		860,854	1.79		11,806	0.09		872,660	1.42
	Iran		3,234	0.01		—	—		3,234	0.01
	Others		2,396,262	4.99		811,310	6.09		3,207,572	5.23

			43,682,443	90.90		12,538,793	94.17		56,221,236	91.60

Europe	France		367,581	0.76		146	—		367,727	0.60
	United Kingdom		103,403	0.22		1,613	0.01		105,016	0.17
	Netherlands		10,992	0.02		—	—		10,992	0.02
	Russia		14,209	0.03		73,409	0.55		87,618	0.14
	Others		298,570	0.62		229,386	1.72		527,956	0.86

			794,755	1.65		304,554	2.28		1,099,309	1.79

America	U.S.A.		1,975,646	4.11		166,187	1.25		2,141,833	3.49
	Mexico		305,249	0.64		4,295	0.03		309,544	0.50
	Bermuda		129,156	0.27		—	—		129,156	0.21
	Others		459,612	0.96		177,192	1.33		636,804	1.04

			2,869,663	5.98		347,674	2.61		3,217,337	5.24

Africa	Madagascar		182,653	0.38		—	—		182,653	0.30
	Marshall Islands		318,195	0.66		—	—		318,195	0.52
	Others		210,117	0.43		124,094	0.94		334,211	0.55

			710,965	1.47		124,094	0.94		835,059	1.37

		￦	48,057,826	100.00	￦	13,315,115	100.00	￦	61,372,941	100.00

(4)	Details of guarantees classified by industry as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	25,270,650	48.48	￦	11,160,237	85.42	￦	36,430,887	55.88
Transportation		929,315	1.78		130,140	1.00		1,059,455	1.63
Finance		1,913,299	3.67		6,571	0.05		1,919,870	2.94
Wholesale and retail		2,162,581	4.15		52,512	0.40		2,215,093	3.40
Property related business		527,910	1.01		—	—		527,910	0.81
Construction		14,764,508	28.32		336,170	2.57		15,100,678	23.16
Public and others		6,560,314	12.59		1,379,816	10.56		7,940,130	12.18

Total	￦	52,128,577	100.00	￦	13,065,446	100.00	￦	65,194,023	100.00

(December 31, 2014)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	22,685,432	47.20	￦	12,128,222	91.09	￦	34,813,654	56.72
Transportation		568,587	1.18		50,546	0.38		619,133	1.01
Finance		1,886,318	3.93		87,419	0.66		1,973,737	3.22
Wholesale and retail		1,626,267	3.38		65,645	0.49		1,691,912	2.76
Property related business		524,431	1.09		—	—		524,431	0.85
Construction		15,328,262	31.90		101,804	0.76		15,430,066	25.14
Public and others		5,438,529	11.32		881,479	6.62		6,320,008	10.30

Total	￦	48,057,826	100.00	￦	13,315,115	100.00	￦	61,372,941	100.00

(5)	Global Medium-Term Note Program and CP programs

The Bank has been establishing the following programs regarding the issue of foreign currency bonds and CPs:

1)	Established on August 1, 1991, initially, and annually renewed, U.S. Shelf Registration to issue foreign bonds under the Securities and Exchange Commission rule of the United States of America with an issuance limit of USD 30 billion;

2)	Established on May 14, 1997, and May 16, 1997, initially, and annually renewed, CP program to issue CPs with issuance limits of USD 4 billion and USD 2 billion, respectively;

3)	Established on November 6, 1997, initially, and annually renewed, Euro Medium-Term Note Program to issue mid-to-long-term foreign currency bonds with an issuance limit of USD 25 billion;

4)	Established on February 13, 2008, initially, and renewed every year, MYR MTN program to issue Malaysian Ringgit-denoted bonds with issuance limits of MYR 4 billion.

5)	Established on June 20, 2008, initially, and annually renewed, Yen Shelf Registration to issue Samurai bond with an issuance limit of JPY 500 billion;

6)	Established on May 31, 2010, Australian Domestic Debt Issuance Program to issue Kangaroo bond with limit of AUD 2 billion;

7)	Established on January 17, 2011, and renewed every two years, Uridashi Shelf Registration to issue Uridashi bond with an issuance limit of JPY 500 billion.

(6)	Litigations

As of June 30, 2015, nine lawsuits (aggregated litigation value: ￦1,153,038 million) were filed by the Bank and six pending litigations as a defendant were filed (aggregated litigation value: ￦: 113,454 million). The Bank’s management expects that there is no significant impact on the financial statements due to these lawsuits, but it is possible to make additional loss to the Bank due to the results of future litigation.

(7)	Written-off loans

The Bank manages written-off loans that have claims on debtors due to the limitation of statute, uncollected after write-off, etc. The written-off loans as of June 30, 2015, and December 31, 2014, are ￦726,361 million and ￦605,221 million, respectively.

(8)	Ordinary wages

The Supreme Court had handed down sentences in ordinary wages during the previous year. The Bank reviewed the effect by the Supreme Court ruling on the Bank’s financial statements. The Bank determined not to recognize provisions, because the Bank anticipates that the outflow of resources is unlikely to be realized. Effects to the financial statements of the Bank with regard to the judgment of the court for the lawsuit are not disclosed in the notes to the financial statements in accordance with the paragraph 92 of K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets

37.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Related parties consist of entities related to the Bank, postemployment benefits, a key management personnel and a close member of that person’s family, an entity controlled or jointly controlled and an entity influenced significantly.

(1)	Details of related parties as of June 30, 2015, are as follows:

Detail	Relationship	Percentage
Parent:
Korean government	Parent	68.53%
Subsidiaries and Associates:
KEXIM Bank UK Limited	Subsidiary	100.00%
PT.KOEXIM Mandiri Finance	Subsidiary	85.00%
KEXIM Vietnam Leasing Co.	Subsidiary	100.00%
KEXIM Asia Limited	Subsidiary	100.00%
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Associate	70.71%
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate	67.27%
Korea Asset Management Corporation,	Associate	25.86%
Credit Guarantee and Investment Fund	Associate	14.28%
Korea Marine Guarantee Incorporated Company	Associate	49.99%

(2)	Significant balances of receivables, payables and guarantees with the related parties Significant balances of receivables and payables with the related parties as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

Detail	Receivables		Allowance		Payables
Subsidiaries:
KEXIM Bank UK Limited,	￦	175,623	￦	—	￦	127
PT.KOEXIM Mandiri Finance		142,848		237		—
KEXIM Vietnam Leasing Co		144,290		223		—
KEXIM Asia Limited		128,579		—		48
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., LTD.	￦	1,087,225	￦	299,250	￦	1,213
DAESUN Shipbuilding & Engineering Co., Ltd.		373,501		205,164		96

Total	￦	2,052,066	￦	504,874	￦	1,484

(December 31, 2014)

Detail	Receivables		Allowance		Payables
Subsidiaries:
KEXIM Bank UK Limited,	￦	157,598	￦	—	￦	112
PT.KOEXIM Mandiri Finance		139,671		232		—
KEXIM Vietnam Leasing Co		134,986		213		—
KEXIM Asia Limited		126,373		—		80
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., LTD.	￦	867,781	￦	235,776	￦	—
DAESUN Shipbuilding & Engineering Co., Ltd.		363,005		207,293		13,908

Total	￦	1,789,414	￦	443,514	￦	14,100

Guarantees provided to the related parties as of June 30, 2015, and December 31, 2014, are as follows (Korean won in millions):

(June 30, 2015)

Detail	Confirmed guarantees		Unconfirmed guarantees		Loans commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited,	￦	78,687	￦	—	￦	275,405	￦	24,730
PT.KOEXIM Mandiri Finance		—		—		28,103		—
KEXIM Vietnam Leasing Co.		—		—		5,621		—
KEXIM Asia Limited		—		—		47,212		55,643
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		994,600		931,342		80,000		—
DAESUN Shipbuilding & Engineering Co., Ltd.		108,410		125,348		—		—

Total	￦	1,181,697	￦	1,056,690	￦	436,341	￦	80,373

(December 31, 2014)

Detail	Confirmed Guarantees		Unconfirmed guarantees		Loans commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited,	￦	98,928	￦	—	￦	183,566	￦	15,389
PT.KOEXIM Mandiri Finance		—		—		27,480		—
KEXIM Vietnam Leasing Co.		—		—		10,992		—
KEXIM Asia Limited		54,960		—		46,166		48,914
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		876,778		1,267,322		—		—
DAESUN Shipbuilding & Engineering Co., Ltd.		78,848		150,898		10,551		—

Total	￦	1,109,514	￦	1,418,220	￦	278,755	￦	64,303

(3)	Profit and loss transactions with related parties

Profit and loss transactions with related parties for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

Detail	Related party	2015						2014
		Revenue		Bad debt expenses		Expenses		Revenue		Bad debt expenses		Expenses
Subsidiaries	KEXIM Bank UK Limited	￦	1,527	￦	—	￦	256	￦	703	￦	—	￦	729
	PT.KOEXIM Mandiri Finance		511		5		—		681		(12)		2
	KEXIM Vietnam Leasing Co.		544		10		—		589		11		3
	KEXIM Asia Limited		805		—		137		948		—		400
Associate	SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		13,381		67,029		38		14,128		3,540		—
	DAESUN Shipbuilding & Engineering Co., Ltd		3,244		1,724		—		7,620		2,724		—

	Total	￦	20,012	￦	68,768	￦	431	￦	24,669	￦	6,263	￦	1,134

(4)	Money dealing with related parties

Money dealing with related parties for six months ended June 30, 2015, and for the year ended December 31, 2014, is as follows (Korean won in millions):

		2015				2014
		Financing transaction				Financing transaction
Detail	Related party	Loan		Collection		Loan		Collection
Subsidiaries	KEXIM Bank UK Limited	￦	136,302	￦	149,562	￦	363,481	￦	346,534
	PT.KOEXIM Mandiri Finance		140,923		140,923		288,332		296,936
	KEXIM Vietnam Leasing Co.		—		—		242,128		225,199
	KEXIM Asia Limited		63,171		107,555		287,622		277,439
Associate	SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		220,000		—		—		10,100
	DAESUN Shipbuilding & Engineering Co., Ltd.		10,551		—		55,525		5,486

	Total	￦	570,947	￦	398,040	￦	1,237,088	￦	1,161,694

(5)	Details of compensation to key management for the six months ended June 30, 2015 and 2014, are as follows (Korean won in millions):

Detail	2015		2014
Salaries	￦	1,869	￦	2,005
Severance and retirement benefits		249		210

Total	￦	2,118	￦	2,215

THE REPUBLIC OF KOREA

Government and Politics

Relations with North Korea

In January 2016, North Korea announced that it had successfully tested a hydrogen bomb, its fourth nuclear test and allegedly first test using hydrogen, which is more explosive than plutonium. The Government condemned the provocation and pledged to take all necessary countermeasures, including working with the international community to seek additional sanctions against North Korea at the United Nations.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy. Any further increase in tension, which may occur, for example, if military hostilities occur, could have a material adverse effect on the Republic’s economy.

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in 2015 was 2.6% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.4%, gross domestic fixed capital formation increased by 3.8% and exports of goods and services increased by 0.4%, each compared with 2014.

Prices, Wages and Employment

The inflation rate was 0.6% in the first quarter of 2015, 0.5% in the second quarter of 2015 and 0.7% in the third quarter of 2015. The unemployment rate was 4.1% in the first quarter of 2015, 3.8% in the second quarter of 2015 and 3.4% in the third quarter of 2015.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 2,074.2 on June 30, 2015, 2,030.2 on July 31, 2015, 1,941.5 on August 31, 2015, 1,962.8 on September 30, 2015, 2,029.5 on October 31, 2015, 1,992.0 on November 30, 2015, 1,960.3 on December 30, 2015, 1,912.1 on January 29, 2016 and 1,924.8 on February 1, 2016.

Monetary Policy

Interest Rates

On June 11, 2015, The Bank of Korea lowered its policy rate to 1.5% from 1.75%, in response to the sluggishness of the global and domestic economies.

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,124.1 to US$1.00 on June 30, 2015, Won 1,166.3 to US$1.00 on July 31, 2015, Won 1,176.3 to US$1.00 on August 31, 2015, Won 1,194.5 to US$1.00 on September 30, 2015, Won 1,142.3 to US$1.00 on October 31, 2015, Won 1,150.4 to US$1.00 on November 30, 2015, Won 1,172.0 to US$1.00 on December 31, 2015, Won 1,208.4 on January 29, 2016 and Won 1,206.2 to US$1.00 on February 1, 2016.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$98.0 billion in the first eleven months of 2015. The current account surplus in the first eleven months of 2015 increased from the current account surplus of US$77.4 billion in the corresponding period of 2014, primarily due to an increase in surplus from the goods account which more than offset an increase in deficit from the services account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$83.2 billion in the first eleven months of 2015. Exports decreased by 7.4% to US$484.5 billion and imports decreased by 16.7% to US$401.3 billion from US$523.2 billion of exports and US$481.6 billion of imports, respectively, in the corresponding period of 2014.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$368.0 billion as of December 31, 2015.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-203445.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$400,000,000 aggregate principal amount and will mature on February 11, 2021 (the “Maturity Date”). The Notes will bear interest at the rate of 2.125% per annum, payable semi-annually in arrears on February 11 and August 11 of each year (each an “Interest Payment Date”). The first interest payment on the Notes will be made on August 11, 2016 in respect of the period from (and including) February 11, 2016 to (but excluding) August 11, 2016. Interest on the Notes will accrue from February 11, 2016. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding an Interest Payment Date for such Note. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying agent in Singapore, where the certificates representing Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless such additional securities have no more than a de minimis amount of original issue discount or such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus as supplemented below.

Inheritance Tax and Gift Tax

If you die while domiciled in Korea or had resided in Korea for at least 183 days immediately prior to the death, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities, wherever located, that you own at the time of death. Furthermore, regardless of where you are domiciled or whether you have resided in Korea for at least 183 days immediately prior to the death when you die, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities you own that are located in Korea at the time of death. Similarly, if you give the debt securities as a gift to any other person, the donee will be subject to Korean gift tax, based on where the donee or you are domiciled or whether the donee or you have resided in Korea for at least 183 days immediately prior to the gift or where the debt securities are located at the time that you make the gift. The amount, if any, of the applicable inheritance or gift tax imposed in specific cases depends on the value of the debt securities (or other property) and the identities of the parties involved.

Under Korean inheritance and gift tax laws, debt securities issued by Korean companies are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

United States Tax Considerations

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. Under certain circumstances as described under “Taxation—Korean Taxation” in this prospectus supplement and the accompanying prospectus, a U.S. holder may be subject to Korean withholding tax upon the sale or other disposition of Notes. A U.S. holder eligible for benefits of the Korea-U.S. tax treaty, which exempts capital gains from tax in Korea, would not be eligible to credit against its U.S. federal income tax liability any such Korean tax withheld. U.S. holders should consult their own tax advisers with respect to their eligibility for benefits under the Korea-U.S. tax treaty and, in the case of U.S. holders that are not eligible for treaty benefits, their ability to credit any Korean tax withheld upon sale of the Notes against their U.S. federal income tax liability.

For a discussion of additional U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated February 2, 2016 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of the Underwriters	Principal Amount of the Notes
Credit Agricole Securities (USA) Inc.	US$	200,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		200,000,000

	US$	400,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriters or any affiliate of the Underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by that Underwriter or its affiliate on behalf of us in such jurisdiction.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Stabilizing Manager”) or any person acting on its behalf, on behalf of the Underwriters, may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$397,780,000 after deducting underwriting discounts but not estimated expenses. Expenses associated with the Notes offering are estimated to be US$200,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

The Underwriters and certain of their affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriters or certain of their affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriters or their respective affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 11, 2016, which we expect will be the seventh business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next three succeeding business days, because the Notes will initially settle in T+7, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended); it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made under that Ordinance.

Singapore

Each Underwriter has severally represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”).

Accordingly, each Underwriter severally represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter further has severally represented and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

that securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within 6 months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in section 276(7) of the SFA; or

(5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Yoon & Yang LLC, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell LLP, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk  & Wardwell LLP may rely as to matters of Korean law upon the opinion of Yoon & Yang LLC.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our authorized share capital is ￦15,000 billion. As of September 30, 2015, our paid-in capital was ￦7,878 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by our Director General on January 28, 2016. On January 25, 2016, we filed our report on the proposed issuance of the Notes with the Ministry of Strategy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

CUSIP	ISIN	COMMON CODE
302154 BZ1	US302154BZ10	136146041

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Corporate Trust

101 Barclay Street, 7E

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Yoon & Yang LLC	Cleary Gottlieb Steen & Hamilton LLP
19th Floor, ASEM Tower 517 Yeongdong-daero Gangnam-gu Seoul 06164 Korea	c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell LLP

c/o 18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542